SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
01/01/2019 to 06/30/2019	8
01/01/2018 to 06/30/2018	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2019 to 06/30/2019	16
01/01/2018 to 06/30/2018	17
Statement of Value Added	18
Comments on the Company’s Consolidated Performance	19
Notes to the quarterly financial information	33
Comments on the Performance of Business Projections	92
Reports and Statements
Unqualified Independent Auditors’ Review Report	96
Officers Statement on the Financial Statements	98
Officers Statement on Auditor’s Report	99

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 06/30/2019
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Company Information / Cash Distribution

Event	Approval	Dividends	Initial Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	04/26/2019	Dividends	05/29/2019	Ordinary		0.65091

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2019	12/31/2018
1	Total Assets	45,589,714	42,515,849
1.01	Current assets	9,807,744	8,668,688
1.01.01	Cash and cash equivalents	941,517	539,853
1.01.02	Financial investments	654,060	882,997
1.01.02.03	Financial investments at amortized cost	654,060	882,997
1.01.03	Trade receivables	2,254,349	1,965,817
1.01.04	Inventory	4,351,973	3,662,466
1.01.08	Other current assets	1,605,845	1,617,555
1.01.08.03	Others	1,605,845	1,617,555
1.02	Non-current assets	35,781,970	33,847,161
1.02.01	Long-term assets	5,761,774	4,002,570
1.02.01.07	Deferred taxes assets	1,689,596	0
1.02.01.10	Other non-current assets	4,072,178	4,002,570
1.02.02	Investments	20,274,978	20,232,005
1.02.03	Property, plant and equipment	9,699,357	9.562.973
1.02.03.01	Property, plant and equipment in operation	9,654,608	9.562.973
1.02.03.02	Right of use in progress	44,749	0
1.02.04	Intangible assets	45,861	49,613

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2019	12/31/2018
2	Total liabilities	45,589,714	42,515,849
2.01	Current liabilities	11,100,193	11,191,230
2.01.01	Payroll and related taxes	164,566	135,255
2.01.02	Trade payables	2,763,632	2,655,091
2.01.03	Tax payables	49,454	116,336
2.01.04	Borrowings and financing	6,693,502	6,474,388
2.01.05	Other payables	1,361,829	1,745,304
2.01.05.02	Others	1,361,829	1,745,304
2.01.05.02.04	Dividends and interests on shareholder´s equity	2,210	900,541
2.01.05.02.05	Advances from clients	62,888	64,416
2.01.05.02.06	Trade payables – Drawee risk	504,819	65,766
2.01.05.02.07	Lease liabilities	11,664	0
2.01.05.02.08	Other obligations	780,248	714,581
2.01.06	Provisions	67,210	64,856
2.01.06.01	Provision for tax, social security, labor and civil risks	67,210	64,856
2.02	Non-current liabilities	23,453,596	22,621,884
2.02.01	Long term Borrowings and financing	18,556,645	17,687,208
2.02.02	Other payables	43,101	24,024
2.02.02.02	Others	43,101	24,024
2.02.02.02.03	Lease liabilities	33,656	0
2.02.02.02.04	Other obligations	9,445	24,024
2.02.03	Deferred Taxes	0	17,434
2.02.04	Provisions	4,853,850	4,893,218
2.02.04.01	Provision for tax, social security, labor and civil risks	407,172	538,077
2.02.04.02	Other provisions	4,446,678	4,355,141
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	181,172	191,884
2.02.04.02.04	Pension and healthcare plan	812,738	905,119
2.02.04.02.05	Provision for losses on investments	3,452,768	3,258,138
2.03	Shareholders’ equity	11,035,925	8,702,735
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	3,064,827	3,064,827
2.03.04.01	Legal reserve	189,122	189,122
2.03.04.02	Earnings reserves	2,933,969	2,933,969
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	1,737,511	0
2.03.08	Other comprehensive income	1,660,867	1,065,188

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Parent Company Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2019 to 06/30/2019	01/01/2019 to 06/30/2019	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018
3.01	Revenues from sale of goods and rendering of services	2,982,815	6.004.032	3,022,426	6,051,403
3.02	Costs from sale of goods and rendering of services	(2,875,154)	(5,708,242)	(2,408,202)	(4,745,575)
3.03	Gross profit	107,661	295.790	614,224	1,305,828
3.04	Operating (expenses)/income	67,215	375.523	786,875	2,419,646
3.04.01	Selling expenses	(139,003)	(259,147)	(150,748)	(305,410)
3.04.02	General and administrative expenses	(62,819)	(118,936)	(58,370)	(131,913)
3.04.04	Other operating income	(215,464)	4,230	(495,179)	1,443,735
3.04.05	Other operating expenses	(488,674)	(773,269)	(108,365)	(212,180)
3.04.06	Equity in results of affiliated companies	973,175	1,522,645	1,599,537	1,625,414
3.05	Profit before financial income (expenses) and taxes	174,876	671,313	1,401,099	3,725,474
3.06	Financial income (expenses)	(182,079)	(640,843)	(1,015,928)	(1,408,790)
3.06.01	Financial income	49,455	150,825	34,345	64,671
3.06.02	Financial expenses	(231,534)	(791,668)	(1,050,273)	(1,473,461)
3.06.02.01	Net exchange differences over financial instruments	161,144	89,045	(679,337)	(681,333)
3.06.02.02	Financial expenses	(392,678)	(880,713)	(370,936)	(792,128)
3.07	Profit (loss) before taxes	(7,203)	30,470	385,171	2,316,684
3.08	Income tax and social contribution	1,752,286	1,707,041	775,279	315,629
3.09	Profit (loss) from continued operations	1,745,083	1,737,511	1,160,450	2,632,313
3.11	Profit (loss) for the year	1,745,083	1,737,511	1,160,450	2,632,313
3.99	Earnings per share – (Reais / Share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	1.26445	1.25896	0.84377	1.92664
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	1.26445	1.25896	0.84377	1.92664

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Parent Company Financial Statements / Statements of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2019 to 06/30/2019	01/01/2019 to 06/30/2019	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018
4.01	(Loss) profit for the year	1,745,083	1,737,511	1,160,450	2,632,313
4.02	Other comprehensive income	445,496	595,679	(1,380,051)	(2,911,517)
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	29	59	29	59
4.02.02	(Loss) /Gain over pension plan	93,894	93,894	0	0
4.02.04	Cumulative translation adjustments for the year	(6,132)	(27,936)	(25,962)	11,996
4.02.05	Fair value through other comprehensive income	0	0	0	(1,559,680)
4.02.10	(Loss) /Gain on the percentage change in investments	(1,995)	(1,995)	(105)	(105)
4.02.11	(Loss) /Gain on cash flow hedge accounting	96,843	78,403	(1,333,289)	(1,351,935)
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	262,442	446,659	0	13,732
4.02.14	(Loss)/Gain on net investment hedge from investments in affiliates	415	6,595	(20,073)	(24,933)
4.02.15	(Loss)/Gain on business combination	0	0	(651)	(651)
4.03	Comprehensive income for the year	2,190,579	2,333,190	(219,601)	(279,204)

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2019 to 06/30/2019	01/01/2018 to 06/30/2018
6.01	Net cash from operating activities	372,993	5,387,880
6.01.01	Cash from operations	(90,866)	1,064,563
6.01.01.01	Profit (loss) for the period	1,737,511	2,632,313
6.01.01.02	Financial charges in borrowing and financing raised	706,841	767,512
6.01.01.03	Financial charges in borrowing and financing granted	(26,595)	(20,029)
6.01.01.04	Depreciation, depletion and amortization	313,897	293,978
6.01.01.05	Equity in results of affiliated companies	(1,522,645)	(1,625,414)
6.01.01.06	Deferred tax	(1,707,030)	(315,629)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(128,551)	12,159
6.01.01.09	Monetary and exchange variations, net	350,164	679,172
6.01.01.10	Updated shares - VJR	119,470	(1,417,544)
6.01.01.12	Write-off of property, plant and equipment and Intangible assets	15,032	14
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(10,712)	(63,400)
6.01.01.14	Charges on lease liabilities	1,623	0
6.01.01.15	Provision for consumption and services	43,323	112,833
6.01.01.16	Others	16,806	8,598
6.01.02	Changes in assets and liabilities	463,859	4,323,317
6.01.02.01	Trade receivables - third parties	(120,251)	(35,143)
6.01.02.02	Trade receivables - related parties	(194,997)	(166,203)
6.01.02.03	Inventories	(689,507)	(551,827)
6.01.02.04	Receivables - related parties/dividends	1,778,033	5,611,807
6.01.02.05	Tax assets	(109,439)	(303,186)
6.01.02.06	Judicial deposits	34,749	(17,120)
6.01.02.09	Trade payables	108,541	490,807
6.01.02.10	Trade payables – Drawee Risk	439,053	39,976
6.01.02.11	Payroll and related taxes	29,311	10,284
6.01.02.12	Taxes in installments – REFIS	(66,943)	28,871
6.01.02.14	Payables to related parties	(2,407)	(12,997)
6.01.02.16	Interest paid	(689,264)	(820,629)
6.01.02.17	Interest received	0	1,522
6.01.02.19	Others	(53,020)	47,155
6.02	Net cash used in investing activities	(275,420)	(270,024)
6.02.01	Advance for future capital increase/Investments	(9,644)	(15,207)
6.02.02	Purchase of property, plant and equipment	(374,169)	(200,662)
6.02.08	Intercompany loans granted	(120,544)	(79,505)
6.02.09	Intercompany loans received	0	8,429
6.02.11	Financial Investments, net of redemption	228,937	(22,456)
6.02.12	Cash received upon disposal of Usiminas’ shares	0	39,377
6.03	Net cash used in financing activities	304,091	(3,697,336)
6.03.01	Borrowings and financing raised	2,374,928	118,245
6.03.02	Transactions cost - Borrowings and financing	(32,447)	(24,025)
6.03.03	Borrowings and financing – related parties	2,634,420	0
6.03.04	Amortization of leases	(7,808)	0
6.03.05	Amortization of borrowings and financing	(3,260,255)	(703,020)
6.03.06	Amortization of borrowings and financing - related parties	(506,415)	(3,301,938)
6.03.07	Dividends and interest on shareholder’s equity	(898,332)	0
6.03.08	Sale of treasury shares	0	213,402
6.05	Increase (decrease) in cash and cash equivalents	401,664	1,420,520
6.05.01	Cash and equivalents at the beginning of the year	539,853	393,504
6.05.02	Cash and equivalents at the end of the year	941,517	1,814,024

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2019 to 06/30/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735
5.05	Total comprehensive income	0	0	0	1,737,511	595,679	2,333,190
5.05.01	Profit (loss) for the period	0	0	0	1,737,511	0	1,737,511
5.05.02	Other comprehensive income	0	0	0	0	595,679	595,679
5.05.02.04	Translation adjustments for the year	0	0	0	0	(27,936)	(27,936)
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	0	0	0	0	93.953	93,953
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	-1.995	(1,995)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	525,062	525,062
5.05.02.13	Gain (Loss) on hedge of net investment in foreign operations.	0	0	0	0	6,595	6,595
5.07	Closing balance	4,540,000	32,720	3,064,827	1,737,511	1,660,867	11,035,925

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2018 to 06/30/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373
5.04	Capital transaction with shareholders	0	32,690	180,712	0	0	213,402
5.04.05	Treasury shares sold	0	0	180,712	0	0	180,712
5.04.09	Gain on disposal of Usiminas’ shares	0	32,690	0	0	0	32,690
5.05	Total comprehensive income	0	0	0	2,632,313	(2,911,517)	(279,204)
5.05.01	Profit (loss) for the period	0	0	0	2,632,313	0	2,632,313
5.05.02	Other comprehensive income	0	0	0	0	(2,911,517)	(2,911,517)
5.05.02.04	Translation adjustments for the year	0	0	0	0	11,996	11,996
5.05.02.08	Actuarial gains/(losses) on pension plan, net of taxes	0	0	0	0	59	59
5.05.02.09	Fair value through other comprehensive income	0	0	0	0	(1,559,680)	(1,559,680)
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(105)	(105)
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	0	0	0	0	(1,338,203)	(1,338,203)
5.05.02.13	(Loss) / gain on hedge of net investments in foreign operations	0	0	0	0	(24,933)	(24,933)
5.05.02.14	(Loss) / gain on business combination	0	0	0	0	(651)	(651)
5.07	Closing balance	4,540,000	32,720	180,712	1,340,624	867,515	6,961,571

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2019 to 06/30/2019	01/01/2018 to 06/30/2018
7.01	Revenues	7,375,249	8,921,260
7.01.01	Sales of products and rendering of services	7,472,455	7,510,773
7.01.02	Other revenues	(119,356)	1,417,769
7.01.04	Allowance for (reversal of) doubtful debts	22,150	(7,282)
7.02	Raw materials acquired from third parties	(6,960,092)	(5,547,855)
7.02.01	Cost of sales and services	(5,981,998)	(5,005,624)
7.02.02	Materials, electric power, outsourcing and other	(959,472)	(531,846)
7.02.03	Impairment/recovery of assets	(18,622)	(10,385)
7.03	Gross value added	415,157	3,373,405
7.04	Retentions	(313,897)	(293,978)
7.04.01	Depreciation, amortization and depletion	(313,897)	(293,978)
7.05	Wealth created	101,260	3,079,427
7.06	Value added received	1,716,594	1,808,704
7.06.01	Equity in results of affiliates companies	1,522,645	1,625,414
7.06.02	Financial income	150,825	64,671
7.06.03	Others	43,124	118,619
7.06.03.01	Others and exchange gains	43,124	118,619
7.07	Wealth for distribution	1,817,854	4,888,131
7.08	Wealth distributed	1,817,854	4,888,131
7.08.01	Personnel	694,860	620,986
7.08.01.01	Salaries and wages	486,451	461,154
7.08.01.02	Benefits	136,909	127,157
7.08.01.03	Severance payment (FGTS)	71,500	32,675
7.08.02	Taxes, fees and contributions	(1,408,537)	46,885
7.08.02.01	Federal	(1,523,534)	(91,083)
7.08.02.02	State	114,997	137,965
7.08.02.03	Municipal	0	3
7.08.03	Remuneration on third-party capital	794,020	1,587,947
7.08.03.01	Interest	880,713	792,128
7.08.03.02	Leases	(600)	4,499
7.08.03.03	Others	(86,093)	791,320
7.08.03.03.01	Others and exchange losses	(86,093)	791,320
7.08.04	Remuneration on Shareholders' capital	1,737,511	2,632,313
7.08.04.03	Retained earnings (accumulated losses)	1,737,511	2,632,313

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2019	12/31/2018
1	Total Assets	51,724,354	47,327,524
1.01	Current assets	14,021,052	12,014,483
1.01.01	Cash and cash equivalents	2,154,630	2,248,004
1.01.02	Financial investments	678,891	895,713
1.01.02.03	Financial investments measured at amortized cost	678,891	895,713
1.01.03	Trade receivables	3,335,560	2,078,182
1.01.04	Inventory	5,983,700	5,039,560
1.01.08	Other current assets	1,868,271	1,753,024
1.01.08.03	Others	1,868,271	1,753,024
1.02	Non-current assets	37,703,302	35,313,041
1.02.01	Long-term assets	6,048,310	4,382,389
1.02.01.03	Financial investments measured at amortized cost	7,714	7,772
1.02.01.07	Deferred tax assets	1,743,405	89,394
1.02.01.10	Other non-current assets	4,297,191	4,285,223
1.02.02	Investments	5,606,951	5,630,613
1.02.03	Property, plant and equipment	18,829,665	18,046,864
1.02.03.01	Property, plant and equipment in operation	18,211,626	18.046.864
1.02.03.02	Right of use in progress	618,039	0
1.02.04	Intangible assets	7,218,376	7,253,175

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2019	12/31/2018
2	Total liabilities	51,724,354	47,327,524
2.01	Current liabilities	11,382,608	11,438,552
2.01.01	Payroll and related taxes	291,714	248,185
2.01.02	Trade payables	3,493,753	3,408,056
2.01.03	Tax payables	782,716	251,746
2.01.04	Borrowings and financing	4,967,888	5,653,439
2.01.05	Other payables	1,735,114	1,770,623
2.01.05.02	Others	1,735,114	1,770,623
2.01.05.02.04	Dividends and interests on shareholder´s equity	2,210	932,005
2.01.05.02.05	Advances from clients	562,575	137,418
2.01.05.02.06	Trade payables – Drawee risk	504,819	65,766
2.01.05.02.07	Lease liabilities	41,442	0
2.01.05.02.08	Other provisions	624,068	635,434
2.01.06	Provisions	111,423	106,503
2.01.06.01	Provision for tax, social security, labor and civil risks	111,423	106,503
2.02	Non-current liabilities	27,972,798	25,875,532
2.02.01	Long term Borrowings and financing	23,547,680	23,173,635
2.02.02	Other payables	2,159,838	227,328
2.02.02.02	Others	2,159,838	227,328
2.02.02.02.03	Advances from clients	1,371,357	0
2.02.02.02.04	Lease liabilities	584,945	0
2.02.02.02.05	Other payables	203,536	227,328
2.02.03	Deferred tax liabilities	609,525	601,731
2.02.04	Provisions	1,655,755	1,872,838
2.02.04.01	Provision for tax, social security, labor and civil risks	552,006	685,953
2.02.04.02	Other provisions	1,103,749	1,186,885
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	291,011	281,766
2.02.04.02.04	Pension and healthcare plan	812,738	905,119
2.03	Consolidated Shareholders’ equity	12,368,948	10,013,440
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Profit reserves	3,064,827	3,064,827
2.03.04.01	Legal reserve	189,122	189,122
2.03.04.02	Earnings reserves	2,933,969	2,933,969
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.05	Accumulated profit/(losses)	1,737,511	0
2.03.08	Other comprehensive income	1,660,867	1,065,188
2.03.09	Profit attributable to the non-controlling interests	1,333,023	1,310,705

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2019 to 06/30/2019	01/01/2019 to 06/30/2019	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018
3.01	Revenues from sale of goods and rendering of services	6,900,742	12,906,208	5,687,014	10,752,964
3.02	Costs from sale of goods and rendering of services	(4,442,269)	(8,463,764)	(4,123,918)	(7,808,661)
3.03	Gross profit	2,458,473	4,442,444	1,563,096	2,944,303
3.04	Operating (expenses)/income	(1,325,395)	(2,128,647)	(19,767)	1,237,936
3.04.01	Selling expenses	(426,273)	(999,757)	(471,509)	(928,012)
3.04.02	General and administrative expenses	(125,701)	(245,882)	(117,675)	(225,248)
3.04.04	Other operating income	(209,786)	19,166	683,857	2,629,444
3.04.05	Other operating expenses	(592,701)	(957,073)	(141,753)	(290,412)
3.04.06	Equity in results of affiliated companies	29,066	54,899	27,313	52,164
3.05	Profit before financial income (expenses) and taxes	1,133,078	2,313,797	1,543,329	4,182,239
3.06	Financial income (expenses)	(357,676)	(992,775)	(989,064)	(1,582,768)
3.06.01	Financial income	85,467	196,781	47,878	90,774
3.06.02	Financial expenses	(443,143)	(1,189,556)	(1,036,942)	(1,673,542)
3.06.02.01	Net exchange differences over financial instruments	198,207	84,643	(548,435)	(661,779)
3.06.02.02	Financial expenses	(641,350)	(1,274,199)	(488,507)	(1,011,763)
3.07	Profit (loss) before taxes	775,402	1,321,022	554,265	2,599,471
3.08	Income tax and social contribution	1,119,060	660,203	635,422	76,711
3.09	Profit (loss) from continued operations	1,894,462	1,981,225	1,189,687	2,676,182
3.11	Consolidated Profit (loss) for the year	1,894,462	1,981,225	1,189,687	2,676,182
3.11.01	Profit attributable to the controlling interests	1,745,083	1,737,511	1,160,450	2,632,313
3.11.02	Profit attributable to the non-controlling interests	149,379	243,714	29,237	43,869

3.99.01.01	Common shares	1.26445	1.25896	0.84377	1.92664
3.99.02.01	Common shares	1.26445	1.25896	0.84377	1.92664

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same quarter previous year	YTD previous year
Code	Description	04/01/2019 to 06/30/2019	01/01/2019 to 06/30/2019	04/01/2018 to 06/30/2018	01/01/2018 to 06/30/2018
4.01	Consolidated profit (loss) for the year	1.894.462	1,981,225	1,189,687	2,676,182
4.02	Other comprehensive income	445,496	595,679	(1,380,051)	(2,911,517)
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	29	59	29	59
4.02.02	(Loss)/gain on the actuarial pension plan	93,894	93,894	0	0
4.02.04	Cumulative translation adjustments for the year	(6,132)	(27,936)	(25,962)	11,996
4.02.05	Fair value through other comprehensive income	0	0	0	(1,559,680)
4.02.09	(Loss)/gain on the percentage change in investments	(1,995)	(1,995)	(105)	(105)
4.02.10	(Loss)/gain on cash flow hedge accounting	96,843	78,403	(1,333,289)	(1,351,935)
4.02.12	Realization of cash flow hedge accounting reclassified to income statement	262,442	446,659	0	13,732
4.02.13	(Loss)/gain on hedge of net investment in foreign operations.	415	6,595	(20,073)	(24,933)
4.02.14	(Loss)/gain on business combination	0	0	(651)	(651)
4.03	Consolidated comprehensive income for the year	2,339,958	2,576,904	(190,364)	(235,335)
4.03.01	Attributed to controlling Shareholders	2,190,579	2,333,190	(219,601)	(279,204)
4.03.02	Attributed to non-controlling Shareholders	149,379	243,714	29,237	43,869

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2019 to 06/30/2019	01/01/2018 to 06/30/2018
6.01	Net cash from operating activities	1,924,557	797,064
6.01.01	Cash from operations	2,374,041	2,124,510
6.01.01.01	Profit (loss) attributable to the controlling interests	1,737,511	2,632,313
6.01.01.02	Profit (loss) attributable to the non-controlling interests	243,714	43,869
6.01.01.03	Financial charges in borrowing and financing raised	957,591	944,337
6.01.01.04	Financial charges in borrowing and financing granted	(29,033)	(23,126)
6.01.01.05	Depreciation, depletion and amortization	684.492	641,437
6.01.01.06	Equity in in results of affiliated companies	(54,899)	(52,164)
6.01.01.07	Deferred tax	(1,642,623)	(390,225)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(127,889)	7,948
6.01.01.09	Monetary and exchange variations, net	335,498	806,521
6.01.01.12	Updated shares - VJR	119,470	(1,417,544)
6.01.01.13	Charges on lease liabilities	17,413	0
6.01.01.15	Provision (Reversal) for consumption and services	33,669	61,588
6.01.01.16	Write-down of property, plant and equipment and Intangible assets	31,793	1,864
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	9,245	(58,270)
6.01.01.19	Net gain from sale of subsidiary abroad	0	(1,149,892)
6.01.01.20	Others	58,089	75,854
6.01.02	Changes in assets and liabilities	(449,484)	(1,327,446)
6.01.02.01	Trade receivables - third parties	(1,255,918)	(59,382)
6.01.02.02	Trade receivables - related parties	(87,315)	(13,683)
6.01.02.03	Inventories	(973,953)	(889,353)
6.01.02.04	Receivables - related parties	2,114	1,279
6.01.02.05	Tax assets	(53,025)	(163,620)
6.01.02.06	Judicial deposits	26,409	(20,972)
6.01.02.07	Trade payables	97,261	708,148
6.01.02.08	Trade payables – Drawee risk	439,053	39,976
6.01.02.09	Payroll and related taxes	44,117	15,306
6.01.02.10	Taxes in installments – REFIS	528,413	45,229
6.01.02.12	Payables to related parties	(26,818)	2,650
6.01.02.13	Advances from clients	1,848,270	0
6.01.02.14	Interest paid	(1,013,598)	(1,030,309)
6.01.02.17	Others	(24,494)	37,285
6.02	Net cash used in investing activities	(628,422)	987,781
6.02.03	Purchase of property, plant and equipment	(774,102)	(485,218)
6.02.04	Acquisition of intangible assets	(49)	(557)
6.02.09	Receivable/(payable) from derivative transactions	(372)	0
6.02.11	Intercompany loans granted	(87,575)	(77,467)
6.02.12	Intercompany loans received	16,796	0
6.02.13	Financial Investments, net of redemption	216,880	(13,184)
6.02.15	Cash received from the sale of subsidiary abroad	0	1,524,830
6.02.16	Cash received from disposal of Usiminas’ shares	0	39,377
6.03	Net cash used in financing activities	(1,393,438)	(1,665,691)
6.03.01	Borrowings and financing	7,738,306	1,518,608
6.03.03	Transaction cost - Borrowings and financing	(46,054)	(51,606)
6.03.05	Amortization of borrowings and financing	(7,899,269)	(2,844,093)
6.03.06	Lease amortization	(35,226)	0
6.03.07	Dividends and interest on equity	(1,151,195)	(502,002)
6.03.08	Treasury shares sold	0	213,402
6.04	Exchange rate on translating cash and cash equivalents	3,929	(19,394)
6.05	Increase (decrease) in cash and cash equivalents	(93,374)	99,760
6.05.01	Cash and equivalents at the beginning of the year	2,248,004	3,411,572
6.05.02	Cash and equivalents at the end of the year	2,154,630	3,511,332

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2019 to 06/30/2019
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	0	1,065,188	8,702,735	1,310,705	10,013,440
5.05	Total comprehensive income	0	0	0	1,737,511	595.679	2,333,190	243,714	2,576,904
5.05.01	Profit (loss) for the year	0	0	0	1,737,511	0	1,737,511	243,714	1,981,225
5.05.02	Other comprehensive income	0	0	0	0	595,679	595,679	0	595,679
5.05.02.04	Translation adjustments for the year	0	0	0	0	(27,936)	(27,936)	0	(27,936)
5.05.02.08	Actuarial gains on pension plan, net of taxes	0	0	0	0	93,953	93,953	0	93,953
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(1,995)	(1,995)	0	(1,995)
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	525,062	525,062	0	525,062
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	0	0	0	0	6,595	6,595	0	6,595
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	(221,396)	(221,396)
5.06.04	Non-controlling interests in affiliates	0	0	0	0	0	0	(221,396)	(221,396)
5.07	Closing balance	4,540,000	32,720	3,064,827	1,737,511	1,660,867	11,035,925	1,333,023	12,368,948

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2018 to 06/30/2018
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.03	Adjusted opening balances	4,540,000	30	0	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.04	Capital transaction with shareholders	0	32,690	180,712	0	0	213,402	0	213,402
5.04.05	Treasury shares sold	0	0	180,712	0	0	180,712	0	180,712
5.04.09	Gain on disposal of Usiminas’ shares	0	32,690	0	0	0	32,690	0	32,690
5.05	Total comprehensive income	0	0	0	2,632,313	(2,911,517)	(279,204)	43,869	(235,335)
5.05.01	Profit (loss) for the year	0	0	0	2,632,313	0	2,632,313	43,869	2,676,182
5.05.02	Other comprehensive income	0	0	0	0	(2,911,517)	(2,911,517)	0	(2,911,517)
5.05.02.04	Translation adjustments for the year	0	0	0	0	11,996	11,996	0	11,996
5.05.02.08	Actuarial gains on pension plan, net of taxes	0	0	0	0	59	59	0	59
5.05.02.09	Fair value through other comprehensive income	0	0	0	0	(1,559,680)	(1,559,680)	0	(1,559,680)
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	(105)	(105)	0	(105)
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	(1,338,203)	(1,338,203)	0	(1,338,203)
5.05.02.13	(Loss) / gain on hedge of net investment in foreign operations	0	0	0	0	(24,933)	(24,933)	0	(24,933)
5.05.02.14	(Loss)/gain on business combination	0	0	0	0	(651)	(651)	0	(651)
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	(44,968)	(44,968)
5.06.04	Non-controlling interests in affiliates	0	0	0	0	0	0	(44,968)	(44,968)
5.07	Closing balance	4,540,000	32,720	180,712	1,340,624	867,515	6,961,571	1,259,757	8,221,328

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2019 to 06/30/2019	01/01/2018 to 06/30/2018
7.01	Revenues	14,399,066	14,932,077
7.01.01	Sales of products and rendering of services	14,489,022	12,344,277
7.01.02	Other revenues	(114,761)	2,596,309
7.01.04	Allowance for (reversal of) doubtful debts	24,805	(8,509)
7.02	Raw materials acquired from third parties	(9,909,100)	(8,431,578)
7.02.01	Cost of sales and services	(7,794,946)	(7,017,393)
7.02.02	Materials, electric power, outsourcing and other	(2,049,068)	(1,421,574)
7.02.03	Impairment/recovery of assets	(65,086)	7,389
7.03	Gross value added	4,489,966	6,500,499
7.04	Retentions	(684,492)	(641,437)
7.04.01	Depreciation, amortization and depletion	(684,492)	(641,437)
7.05	Wealth created	3,805,474	5,859,062
7.06	Value added received	296,209	317,251
7.06.01	Equity in results of affiliates companies	54,899	52,164
7.06.02	Finance income	196,781	90,774
7.06.03	Others	44,529	174,313
7.06.03.01	Others and exchange gains	44,529	174,313
7.07	Wealth for distribution	4,101,683	6,176,313
7.08	Wealth distributed	4,101,683	6,176,313
7.08.01	Personnel	1,178,655	1,135,853
7.08.01.01	Salaries and wages	879,241	890,340
7.08.01.02	Benefits	210,573	203,732
7.08.01.03	Severance payment (FGTS)	88,841	41,781
7.08.02	Taxes, fees and contributions	(254,396)	512,001
7.08.02.01	Federal	(403,555)	335,940
7.08.02.02	State	137,973	163,664
7.08.02.03	Municipal	11,186	12,397
7.08.03	Remuneration on third-party capital	1,196,199	1,852,277
7.08.03.01	Interest	1,274,199	1,011,763
7.08.03.02	Leases	6,433	13,702
7.08.03.03	Others	(84,433)	826,812
7.08.03.03.01	Others and exchange losses	(84,433)	826,812
7.08.04	Remuneration on Shareholders' capital	1,981,225	2,676,182
7.08.04.03	Retained earnings (accumulated losses)	1,737,511	2,632,313
7.08.04.04	Non-controlling interests in retained earnings	243,714	43,869

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Comments on the Company’s Consolidated Performance

                  São Paulo, July 30, 2019

Results for the Second Quarter of 2019

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces its results for the second quarter of 2019 (2Q19) which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results for the second quarter of 2019 (2Q19) and comparisons refer to the first quarter of 2019 (1Q19) and the second quarter of 2018 (2Q18). The real/U.S. dollar exchange rate was R$3.8322 on 06/30/2019, R$3.8967 on 03/31/2019 and R$3.8748 on 12/31/2018.

Operating and Financial Highlights

•        Record adjusted EBITDA of R$2,380MM, up by 68% and 38% over 2Q18 and 1Q19, respectively. Adjusted EBITDA Margin reached 33.5%, increasing by 5.8 p.p. versus 1Q19 due to the strong mining performance.

•        Mining EBITDA reached a historical record of R$2,021MM, 61% higher than in 1Q19, with an increase of approximately 40% in EBITDA/ton in the segment due to better realized prices and increased sales volumes.

•        14% growth in iron ore sales volumes over 1Q19, with highlight to exported volumes.

•        Leverage ratio reduced by 0.42x over the previous quarter, reaching 3.65x in 2Q19, due to higher EBITDA generation. Considering the second prepayment of $250MM, leverage has already reached 3.52x

Highlights	2Q18	1Q19	2Q19	Change
2Q19	x	2Q18	2Q19	x	1Q19
Steel Sales (thousand t)	1,321	1,175	1,161	(12%)	(1%)
- Domestic Market	798	811	771	(3%)	(5%)
- Foreign Subsidiaries	449	340	369	(18%)	8%
- Exports	74	24	21	(71%)	(11%)
Iron Ore Sales (thousand t)	8,130	8,859	10,143	25%	14%
- Domestic market	1,376	1,169	1,139	(17%)	(3%)
- Foreign Market	6,754	7,690	9,004	33%	17%

Consolidated Results (R$ million)
Net Revenue	5,687	6,005	6,901	21%	15%
Gross Profit	1,563	1,984	2,458	57%	24%
Adjusted EBITDA¹	1,420	1,724	2,380	68%	38%

Adjusted Net Debt²	27,125	25,772	26,641	(2%)	3%
Adjusted Cash and Cash Equivalents²	4,357	3,601	3,177	(27%)	(12%)
Net Debt / Adjusted EBITDA	5.34x	4.07x	3.65x	-1.69 x	-0.42 x

¹ Adjusted EBITDA is calculated based on net profit, plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly owned subsidiaries MRS Logística and CBSI. It includes the Company’s stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

² Adjusted net debt and the adjusted cash and cash equivalents position include the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI, excluding Forfaiting and drawee risk operations.

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CSN’s Consolidated Results

•        Net revenue in 2Q19 totaled R$6,901 million, 21% and 15% higher than in 2Q18 and 1Q19, respectively. The strong growth was mainly due to the improvement in mining performance.

•        Cost of goods sold totaled R$4,442 million in 2Q19, 8% and 10% higher than in 2Q18 and 1Q19, respectively. Costs in the steel segment increased in comparison to 1Q19 due to the end of blast furnace number 3 campaign and costs of goods sold in the mining segment increased due to higher sales volume.

•        Gross profit totaled R$2,458 million in 2Q19, 24% higher than in 1Q19. Gross margin increased 2.6 p.p. versus 1Q19, reaching 35.6% in 2Q19, mainly due to improved performance in mining, as well as logistics, energy and cement segments.

•        General and administrative expenses totaled R$126 million in 2Q19, with a dilution from 2.0% (1Q19) to 1.8% (2Q19) of net revenue. Selling expenses totaled R$426 million, or 6.2% of net revenue, 3.4 p.p. lower than the amount recorded in 1Q19 (9.5% of net revenue) due to efficiency in hiring freight in the period’s shipments.

•        Net other income (expenses) was an expense of R$802 million in 2Q19, mainly to non-cash items, such as: (i) the devaluation of Usiminas shares and (ii) the recognition of hedge accounting expenses.

•        Net financial result was an expense of R$358 million in 2Q19, lower than the 1Q19, mainly due to the variation in exchange rate with positive effect in results. Financial expenses (ex-exchange variation) remained stable when compared to the previous quarter, reaching R$641MM, affected by bond repurchase expenses.

Financial Result (R$ million)	2Q18	1Q19	2Q19
Financial Result - IFRS	(989)	(635)	(358)
Financial revenue	48	111	85
Financial expenses	(1,037)	(746)	(443)
Financial expenses (ex-exchange rate variation)	(489)	(633)	(641)
Result with exchange rate variation	(548)	(114)	198
Monetary and exchange rate variation	(1,905)	(126)	295
Hedge accounting	1,353	12	(97)
Derivative result	3	-	1

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•        Equity in results of affiliated companies was positive R$29 million in 2Q19, versus a positive amount of R$26 million in 1Q19, mainly due to the improved performance of MRS and TLSA.

Equity in results of affiliated companies (R$ million)	2Q18	1Q19	2Q19	Change
2Q19	x	2Q18	2Q19	x	1Q19
MRS Logística	46	43	44	(4%)	2%
CBSI	1	1	1	-	-
TLSA	(8)	(6)	(3)	(63%)	(50%)
Arvedi Metalfer BR	(2)	-	-	-	-
Eliminations	(10)	(12)	(12)	20%	-
Equity in results of affiliated companies	27	26	29	7%	12%

•         CSN recorded a net profit of R$1,894 million in 2Q19, versus a net profit of R$87 million in 1Q19, mainly due to a reversal of provision of deferred IR/CS taxes, in line with the perspective of future profitability, of approximately R$1,615MM.

Adjusted EBITDA (R$ million)	2Q18	1Q19	2Q19	Change
2Q19	x	2Q18	2Q19	x	1Q19
Net profit for the period	1,190	87	1,894	59%	2083%
(-) Depreciation	312	306	332	6%	8%
(+) Income tax and social contribution	(635)	459	(1,119)	76%	-
(+) Net financial result	989	635	358	-64%	-44%
EBITDA (CVM Instruction 527)	1,855	1,487	1,465	-21%	-1%
(+) Other operating income (expenses)	(542)	135	802	-	493%
(+) Equity in results of affiliated companies	(27)	(26)	(29)	6%	13%
(-) Proportional EBITDA of jointly owned subsidiaries	134	127	142	6%	12%
Adjusted EBITDA¹	1,420	1,724	2,380	68%	38%

¹ The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) in the belief that these items should not be considered when calculating recurring operating cash flow.

•        Adjusted EBITDA reached R$2,380 million in 2Q19, versus R$1,724 million in 1Q19, 38% increase due to better contribution from mining segment, while adjusted EBITDA margin reached 33.5%, or 5.8 p.p. higher during the same period.

Adjusted EBITDA (R$ MM) and Adjusted EBITDA Margin¹ (%)

¹ Adjusted EBITDA margin is calculated as the ratio between adjusted EBITDA and adjusted net revenue, considering the stakes of 100% in CSN Mineração, 37.27% in MRS and 50% in CBSI.

Free Cash Flow1

Operating cash flow, as measured by free cash flow was positive by R$856MM in 2Q19, influenced by stability in working capital and the excellent EBITDA performance in the quarter.

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¹ The free cash flow is calculated from adjusted Ebitda less Ebitda of joint ventures, Capex, Income tax, financial result and variation of working capital, excluding the effect of Glencore’s advance.

Debt

On 06/30/2019, consolidated net debt reached R$26,641 million, while net debt/EBITDA, calculated based on LTM adjusted EBITDA, reached 3.65x, or 0.42x lower than in 1Q19. Considering the second prepayment with Glencore, the leverage reached 3,52x. The evolution of leverage in the quarter was affected by the distribution of dividends in the amount of R$1,151 million.

Debt (R$MM) and Net Debt/Adjusted EBITDA(x)

5.34x
4.93x
4.55x
4.07x
3.65x
31,482
27,125
31,140
27,057
29,890
26,616
29,373
25,772
29,818
26,641
2Q18
3Q18
4Q18
1Q19
2Q19
Gross Debt
Net Debt
Net Debt / Adjusted EBITDA

Foreign Exchange Exposure

The net FX exposure (excluding the Perpetual Bond) of the consolidated balance sheet on 06/30/2019 was US$958 million, as shown in the table below. It should be noted that the net foreign exchange exposure includes a liability of US$1.0 billion in line item “Loans and Financing” related to the Perpetual Bond, which, due to its nature, will not require disbursement to settle the principal amount in the foreseeable future.

The Hedge Accounting adopted by CSN correlates projected export inflows in dollars with part of the scheduled debt payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily accounted for under shareholders’ equity, being recorded in the income statement when dollar revenues from exports are received.

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Foreign Exchange Exposure	06/30/2018	03/31/2019	06/30/2019
(in thousands of U.S. dollars)	IFRS	IFRS	IFRS
Cash	593	99	295
Accounts Receivable	329	486	549
Other	9	7	5
Total Assets	931	593	849
Loans and Financing	(4,237)	(4,053)	(4,295)
Trade Payables	(202)	(125)	(109)
Other Payables	(4)	(3)	(3)
Total Liabilities	(4,443)	(4,181)	(4,407)

Natural Foreign Exchange Exposure (Assets - Liabilities)	(3,512)	(3,589)	(3,558)
Cash Flow Hedge Accounting	2,477	1,862	1,600
Net Foreign Exchange Exposure	(1,035)	(1,726)	(1,958)
Perpetual Bond	1,000	1,000	1,000
Net Foreign Exchange Exposure, excluding Perpetual Bond	(35)	(726)	(958)

Investments

A total of R$461 million was invested in 2Q19, 47% higher than in 1Q19, due to investments related to the scheduled shutdown of blast furnace number 3 in the steel segment and the tailings filtering plants in the mining segment, that we enable efficiency gains in steel production and processing 100% of the production without the need to use dams at the end of 2019, respectively.

Investments (R$ million)	1Q18	2Q18	3Q18	4Q18	2018	1Q19	2Q19
Steel	65	134	168	271	637	160	212
Mining	116	99	116	174	505	118	205
Cement	23	13	13	30	79	14	15
Logistics	18	15	25	26	84	17	25
Other	2	2	3	5	12	4	3
Total Investments - IFRS	223	263	325	507	1,319	313	461

Working Capital

To calculate working capital, CSN adjusts its assets and liabilities as shown below:

•        Accounts receivable: excludes dividends receivable, advances to employees and other receivables;

•        Inventories: includes estimated losses and excludes spare parts;

•        Prepaid taxes: composed only of the portion of income tax and social contribution included in recoverable taxes;

•        Taxes payable: includes taxes in installments;

•        Advances from customers: sub-account of other liabilities recorded under current liabilities; excludes the advance from Glencore and

•        Suppliers: Includes Drawee Risk

Accordingly, working capital invested in the business totaled R$3,425 million in 2Q19, increasing by R$81MM compared to 1Q19, due to temporary increases in inventories and accounts receivable. Specifically, Blast Furnace #3 shutdown increased the slab inventory in anticipation of the period of lower production, while the growth in accounts receivable was mainly due to the concentration of iron ore shipments sold at the end of the period.

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Working Capital (R$ million)	2Q18	1Q19	2Q19	Change
2Q19	x	2Q18	2Q19	X	1Q19
Assets	6,924	7,797	8,599	1,675	802
Accounts receivable	2,269	2,835	3,336	1,067	500
Inventories	4,458	4,952	5,254	796	301
Prepaid taxes	197	9	9	(188)	0
Liabilities	3,965	4,452	5,173	1,208	721
Trade payables	3,226	3,529	3,999	773	469
Payroll and related taxes	265	262	292	27	30
Taxes payable	337	555	802	465	246
Advances from customers	137	106	81	(56)	(25)
Working Capital	2,959	3,344	3,425	466	81

Average Term (days)	2Q18	1Q19	2Q19	Change
2Q19	x	2Q18	2Q19	x	1Q19
Amounts received	31	37	39	8	2
Amounts paid	70	79	81	11	2
Inventories	97	111	106	9	(5)
Financial Cycle	58	69	64	6	(5)

Results by Business Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Energy and Cement. The main assets and/or companies comprising each segment are presented below:

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2Q19 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,660	3,091	64	340	78	146	(479)	6,901
Domestic Market	2,515	298	64	340	78	146	(687)	2,753
Foreign Market	1,146	2,793	-	-	-	-	209	4,147
COGS	(3,380)	(1,133)	(44)	(250)	(66)	(149)	580	(4,442)
Gross Profit	280	1,959	20	90	11	(3)	101	2,458
SG&A	(210)	(50)	(8)	(24)	(7)	(22)	(231)	(552)
Depreciation	155	112	14	98	4	32	(84)	332
Proportional EBITDA of jointly owned subsidiaries	-	-	-	-	-	-	142	142
Adjusted EBITDA	225	2,021	26	164	9	7	(71)	2,380

1Q19 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	3,605	2,079	52	335	70	120	(255)	6,005
Domestic Market	2,567	245	52	335	70	120	(629)	2,760
Foreign Market	1,038	1,834	-	-	-	-	374	3,245
COGS	(3,222)	(870)	(47)	(261)	(61)	(138)	577	(4,021)
Gross Profit	383	1,209	5	74	9	(18)	322	1,984
SG&A	(197)	(42)	(9)	(27)	(7)	(21)	(390)	(694)
Depreciation	157	92	7	92	4	32	(79)	306
Proportional EBITDA of jointly owned subsidiaries	-	-	-	-	-	-	127	127
Adjusted EBITDA	344	1,259	3	138	6	(7)	(19)	1,724

2Q18 Results	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated
(R$ million)
Net Revenue	4,093	1,331	64	370	113	152	(437)	5,687
Domestic Market	2,421	225	64	370	113	152	(661)	2,684
Foreign Market	1,672	1,106	-	-	-	-	225	3,003
COGS	(3,276)	(855)	(49)	(262)	(74)	(122)	513	(4,124)
Gross Profit	817	477	15	108	39	30	77	1,563
SG&A	(264)	(45)	(9)	(25)	(7)	(21)	(218)	(589)
Depreciation	155	102	5	64	4	34	(52)	312
Proportional EBITDA of jointly owned subsidiaries	-	-	-	-	-	-	134	134
Adjusted EBITDA	708	533	12	147	36	42	(59)	1,420

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CSN’s Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 478 million tons (Mton) from April to June 2019, or 9.0% higher than the same period in 2018. Asia produced 345 Mton during the same period in 2019, 12% higher when compared to the first quarter of 2019, while European Union grown up 1.3% and North America decreased 0.3%, both referring to the same comparison period.

According to the Brazilian Steel Institute (IABr), domestic sales totaled 4.6 million tons during the second quarter of 2019, increasing by 3.28% in the comparison with the same period in 2018. Apparent consumption reached 5.2 million tons in 2Q19, increasing by 4.62% versus the same period of the previous year. Brazilian crude steel production reached 8.6 million tons, increasing   2.73% compared to the previous quarter.

•        CSN’s slab production reached 856 thousand tons in 2Q19, 3% higher than 1Q19, but still low due to the scheduled maintenance shutdowns and reforms. In this period, CSN acquired 68 thousand tons of slab from third parties to maintain production of rolled products.

Steel Production	2Q18	1Q19	2Q19	Change
(in thousand tons)				2Q19	x	2Q18	2Q19	x	1Q19
Total Slabs (UPV + Third Parties)	997	1,030	924	(7%)			(10%)
Slab Production	996	830	856	(14%)			3%
Third-Party Slabs	0	200	68	-			(66%)
Total Flat Rolled Products	981	927	839	(14%)			(9%)
Total Long Rolled Products	53	51	56	6%			10%

•        Total sales reached 1,161 thousand tons in 2Q19, in line with 1Q19, mainly due to delayed economic recovery expected for the first half of the year.

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•        In 2Q19,domesticsteel sales volume totaled 771 thousand tons, 5% less than in 1Q19. According to the National Institute of Steel Distributors (INDA), from January to May 2019, distribution purchases increased 0.3% over the previous year. Imports closed the accumulated period at 523.8 thousand tons, up by 2.5% over the same period of 2018.

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•        Foreign steel sales reached 390 thousand tons in 2Q19, 7% higher than in 1Q19, and the comparison with 2Q18 is impacted by the sale of the plant in Terra Haute. In this period, 21 thousand tons were exported directly, and 369 thousand tons were sold by foreign subsidiaries, of which 73 thousand tons by SWT and 93,000 tons by Lusosider.

•        In 2Q19, CSN maintained a high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix Sales of coated products, such as galvanized items and tin plates, accounted for 51% of flat steel sales, considering all the markets in which the Company operates. In the domestic market, the share of coated products in flat steel sales increased, from 41% in 1Q19 to 43% in 2Q19.

According to ANFAVEA, the production of automobiles, light commercial vehicles, trucks and buses reached 776 thousand units in 2Q19, increase of 5.67% versus the same period in 2018, and up by 11.26% in comparison to 1Q19. Exports showed a weaker performance, with sales of 117 thousand vehicles, 41% lower than the same period in 2018. Anfavea expects vehicle production to grow by 9.0% in 2019, to 3.14 million units.

According to ABRAMAT, revenues of the building materials industry increased by 11.5% in May 2019 in comparison with the same month in 2018 but fell by 1% over the previous month.

According to IBGE (Brazilian Institute of Geography and Statistics), home appliance production increased by 3.3% % in the twelve months ended May 2019 compared to the same period of the previous year.

•        Net revenue from steel operations reached R$3,660 million in 2Q19, 2% higher than in 1Q19. This was due to higher prices and a slight improvement in sales mix, even amidst a challenging scenario. Average flat steel prices increased by 3.5% in the domestic market when compared to the previous quarter.

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• Cost of goods soldincreased by 5% in 2T19, versus 1Q19, totaling R$3,380 million, mainly due to lower productivity of blast furnace number 3.

•      Slab production costreached R$2,201/t in 2Q19, 6.8% higher than in 1Q19 fueled by higher spending on iron ore driven by a sharp price increase in the period, as well as by the scheduled stoppage of blast furnace number 3, which reduced slab production and increased the consumption of reducers.

•        Adjusted EBITDA reached R$225 million in 2Q19, 34% lower than in 1Q19, driving the EBITDA Margin to 6.2% in 2Q19. The efficiency gains expected after the scheduled shutdown of blast furnace number 3 should be felt partially as of 3Q19 and fully as of 4Q19, taking the profitability of the business unit to its historical standard.

CSN’s Mining Results

In 2Q19, the perception of a tight balance between supply and demand was confirmed. While the Chinese steel production continued accelerating, with a 14% growth in the quarter, the supply already compromised after the accident in Brumadinho was heavily impacted by rainfall in northern Brazil and a cyclone in Australia. In this context, steel ended 2Q19 with an average of US$100.1/dmt (Platts, Fe62%, N. China), 21% higher than in 1Q19.

As for maritime freight, the BCI-C3 (Tubarão-Qingdao) route had an average of US$15.55/wmt in 2Q19, up by 11.6% compared to the previous quarter, influenced by the gradual increase in shipments.

•        In 2Q19, CSN’s iron ore production reached 8.3 million tons, 23% higher than in 1Q19, driven by filtration operations and productivity gains. Iron ore purchases reached 1.8 thousand tons in 2Q19, increasing by 17% versus 1Q19.

•        Iron Ore sales reached 10.1 million tons in 2Q19, 25% higher than the volume recorded in 2Q18, of which 1.1 million tons were sold to the Presidente Vargas Steelworks and the remaining was sold in Asian and European markets.

Mining Production Volume and Sales	2Q18	1Q19	2Q19	Change
(in thousand tons)	2Q19	x	2Q18	2Q19	x	1Q19
Iron Ore production	6,744	8,190	8,323	23%	2%
Iron Ore purchased from third parties	1,878	1,530	1,786	(5%)	17%
Total Production + Purchases	8,621	9,719	10,110	17%	4%
Sales to UPV	1,376	1,169	1,139	(17%)	(3%)
Volume sold to third parties	6,754	7,690	9,004	33%	17%
Total Sales	8,130	8,859	10,143	25%	14%

Production and sales volumes include our 100% stake in CSN Mineração.

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•        Net revenue from mining operations reached R$3,091 million in 2Q19, 49% higher than the previous quarter due to higher prices (+20%) and sales volumes (+14%). The Platts 62 index reached US$100.1/dmt, 21% higher in the quarter. CIF+FOB prices were US$84.7/wmt, 20% higher than the same period in 2018.

•        Cost of goods sold in the mining segment reached R$1,133 million in 2Q19, 30% higher than in 1Q19, due to an increase in iron ore production and purchases of ore from third parties.

•        The EBITDA margin reached 65.4% in 2Q19, or 4.8 p.p. higher than 1Q19, while EBITDA reached R$2,021 million in 2Q19, 61% higher than in 1Q19 due to the higher prices and sales volumes, with a considerable increase in EBITDA/ton from R$142/ton (1Q19) to R$199/ton (2Q19).

CSN’s Logistics Results

Railway Logistics: Net revenue reached R$340 million in 2Q19, with an EBITDA of R$164 million and an EBITDA Margin of 48.2%.

Port Logistics: Sepetiba Tecon shipped 130 thousand tons of steel products in 2Q19, in addition to 2 thousand tons of general cargo, approximately 38 thousand containers and 374 thousand tons of bulk cargo. Net revenue reached R$64 million, with an EBITDA of R$26 million and an EBITDA Margin of 40.4%.

Sepetiba TECON Highlights	2Q18	1Q19	2Q19	Change
				2Q19	x	2Q18	2Q19	x	1Q19
Container volume (thousand units)	56	43	38	(31%)			(11%)
Steel volume (thousand tons)	114	162	130	15%			(20%)
General cargo volume (thousand tons)	98	1	2	(98%)			125%
Bulk volume (thousand tons)	-	56	374	-			568%

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CSN’s Energy Results

According to EPE (Energy Research Company), electricity consumption in Brazil increased by 3.2% in May 2019 versus the same month of the previous year. The industrial, residential and commercial segments increased by 2.5%, 4.4% and 4.9%, respectively during the same period.

In 2Q19, even facing the falling prices, the increase in traded energy volume led to an increase in net revenue, totaling R$78million, 11% higher than 1Q19, generating EBITDA of R$9 million and EBITDA margin of R$11.1%, increase of 2.4 p.p. when compared to the previous quarter.

CSN’s Cement Results

In the second quarter of 2019, domestic cement sales totaled 13.2 million tons, according to preliminary date of SNIC (National Cement Industry Association). This amount represents a 1.8% increase over the same period in 2018 and a 3.9% increase compared to the previous quarter. According to SNIC, a 3% growth is expected for 2019.

In 2Q19, net revenue reached R$ 146 million, an increase of 22% over the previous quarter, due to higher sales volume with COGS dilution, generating EBITDA of R$7million and EBITDA margin of 4.7%

Capital Market

CSN’s shares appreciated 3.25%% in the second quarter of 2019, while the IBOVESPA moved up 5.11%. Daily traded volume (CSNA3) on B3 averaged R$205 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) appreciated 3.64%, while the Dow Jones climbed 1.91%. On the NYSE, daily traded volume of CSN’s ADRs (SID) averaged US$3.6 million.

1Q19		2Q19
Number of shares (in thousands)	1,387,524	1,387,524
Market Cap
Closing price (R$/share)	16.25	16.71
Closing price (US$/ADR)	4.11	4.31
Market cap (R$ million)	20,841	23,186
Market cap (US$ million)	5,314	5,980
Total return including dividends and interest on equity
CSNA3	76.44%	3.25%
SID	69.14%	3.64%
Ibovespa	4.84%	5.11%
Dow Jones	11.06%	1.91%
Volume
Daily average (thousand shares)	15,184	12,772
Daily average (R$ thousand)	191,925	204,935
Daily average (thousand ADRs)	4,473	3,560
Daily average (US$ thousand)	15,417	14,268
Source: Bloomberg

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CONSOLIDATED SALES VOLUME (in thousands of tons)

2Q18	1Q19	2Q19	Change
2Q19	x	2Q18	2Q19	x	1Q19
Flat Steel	748	760	719	(29)	(41)
Slab	-	-	-	-	-
Hot Rolled	278	293	270	(8)	(23)
Cold Rolled	142	155	138	(4)	(17)
Galvanized	263	244	234	(29)	(10)
Tin Plates	66	68	77	11	9
UPV Long Steel	50	51	52	2	1
DOMESTIC MARKET	798	811	771	(27)	(40)

2Q18	1Q19	2Q19	2Q19	x	2Q18	2Q19	x	1Q19
Flat Steel	310	137	187	(123)	50
Hot Rolled	24	10	25	1	15
Cold Rolled	26	6	6	(20)	-
Galvanized	200	96	131	(69)	35
Tin Plates	61	26	23	(38)	(3)
Long Steel Profiles	212	226	203	(9)	(23)
FOREIGN MARKET	523	364	390	(133)	26

2Q18	1Q19	2Q19	2Q19	x	2Q18	2Q19	x	1Q19
Flat Steel	1,059	897	906	(153)	9
Slab	-	-	2	2	2
Hot Rolled	301	303	295	(6)	(8)
Cold Rolled	168	161	144	(24)	(17)
Galvanized	463	340	365	(98)	25
Tin Plates	126	94	100	(26)	6
UPV Long Steel	50	51	52	2	1
Long Steel Profiles	212	226	203	(9)	(23)
TOTAL MARKET	1,321	1,175	1,161	(160)	(14)

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.      DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as “the Company” or “Parent Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) segments as follows:

•      Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•      Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais, by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services to CSN’s steel segment. The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

The Company's mining activities utilize tailings dams for which all appropriate measures are taken to mitigate the risks inherent to the handling and disposal of the tailings and to comply with current environmental legislation. It is important to reiterate that operating without dependence on these dams is a priority in our mining activities, for which investments of around R$ 250 million in dry stacking technology have already been made. In this context, it is expected that CSN Mineração will be fully processing the tailings in the dry process by the end of 2019, subject to revision of projects and expected deadlines, proper operation of equipment and unforeseen delays. As a consequence of these measures, decommissioning of dams is the natural way of processing dry tailings.

All of our dams, both mining and hydroelectric dams, are positively certified and comply with the environmental legislation in force.

•      Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant. Additionally, the operation clinker production line is located in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

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•      Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II),  under construction and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal ("TECON”) and through its subsidiary CSN Mineração S.A., TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

TECON handles and stores containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for own consumption or for different customers.

•      Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 25 - “Segment Information” details the financial information per CSN´s business segment.

•      Going Concern

The interim financial information was prepared based on the normal continuity of its business.

The negotiations are in constant progress for reprofiling part of the debts do not jeopardize the Company's operating continuity and Management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Further disclosures on the bases for evaluating the operational continuity were made in the disclosures of this subject included in the financial statements of December 31, 2018, approved by Management on February 20, 2019.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation and declaration of conformity

The consolidated and parent company condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

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The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2018, filed with CVM.

This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2018.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 09 - Investments

Note 16 - Taxes in installments

Note 17 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 27 – Employee benefits

Note 28 – Commitments

The parent company and consolidated interim financial information was approved by Management on July 30, 2019.

2.b) Basis of presentation

The interim financial information is presented in Brazilian reais R$, which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of June 30, 2019, US$1 is equivalent to R$3.8322 (R$3.8748 as of December 31, 2018) and €1 is equivalent to R$4.3587 (R$4.4390 as of December 31, 2018), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated  financial statements for the period ended June 30, 2019 and year ended December 31, 2018 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

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•                  Companies

	Equity interests (%)
Companies	06/30/2019	12/31/2018	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (3)		99.99	Management of funds and securities portfolio
CSN Mineração S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	91.69	91.69	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
Aceros México CSN (1)		0.08	Commercial representation, steel sales and related activities
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projects

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
CSN Mining Holding, S.L	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87.52	87.52	Commercial representation
Aceros México CSN (1)		99.92	Commercial representation, steel sales and related activities
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A. (2)	47.26	46.30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgical and Equity interests

 (*) Dormant companies, therefore, they are presented in note 9.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income are disclosed;

1.       Transfer of 1% stake in Aceros Mexico CSN from CSN Steel to Companhia Siderúrgica Nacional occurred on February 1, 2018. On September 18, 2018, CSN Steel increased the capital of Aceros Mexico CSN, diluting the direct interest of Companhia Siderúrgica Nacional to 0.08%, with CSN Steel holding 99.92%. On February 1, 2019, the Federal Taxpayers' Registry was canceled and, therefore, the settlement process of Aceros Mexico CSN was terminated, however, before third parties and for the purposes of commercial law, the settlement was retroactive to September 18, 2018;

2.   On May 10, 2019, 501,789 shares of shareholder FINOR, all class B preferred shares, were transferred to shareholder CSN.

3.    Cancellation of CSN Financial Resources Management dated June 13, 2019.

•                  Exclusive funds

	Equity interests (%)
Exclusive funds	06/30/2019	12/31/2018	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

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3. ADOPTION OF NEW ACCOUNTING PRACTICES

•        IFRS 16/CPC 06(R2) - Leases

The Company applied as of January 1, 2019, IFRS 16/CPC 06 (R2) – Leases.

As a result, the Company started to recognize in its financial statements the right to use the assets and liabilities of lease arrangements.

The Company opted to apply the modified retrospective approach, recognizing the cumulative effect as an adjustment in the opening balance. For existing contracts on the date of the initial adoption, the right to use was recognized for the amount equal to the lease liability, which was measured at the present value of the future fixed obligations provided for in the contract.

The company applied the exemption provided for in the standard for the non-recognize of the right of use and lease liability for contract with a term of not more than twelve months and that has a low value.

The present value of the lease liabilities was calculated using the interest rate implicit in the contracts and in and in its absence, the Company chose to use the average rate of fundraising.

The effects of the recognition of the standard can be observed in notes 10 and 14.a.

4.      CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Current
Cash and cash equivalents
Cash and banks	1,125,384	1,124,714	427,512	37,323

Short-term investments
In Brazil:
Government securities	19,707	10,247	484	477
Private securities	862,000	609,480	422,516	410,036
	881,707	619,727	423,000	410,513
Abroad:
Time deposits	147,539	503,563	91,005	92,017
Total short-term investments	1,029,246	1,123,290	514,005	502,530
Cash and cash equivalents	2,154,630	2,248,004	941,517	539,853

The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The Company invests part of the resources through the investments considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds is invested abroad in Time Deposits in banks considered by management as top rated banks and the returns are based on fixed interest rates.

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5.      FINANCIAL INVESTMENTS

	Consolidated				Parent Company
	Current		Non Current		Current
	6/30/2019	12/31/2018	6/30/2019	12/31/2018	6/30/2019	12/31/2018
CDB - Certificate of bank deposit (1)	653,434	882,376			653,434	882,376
Government securities (2)	25,457	13,337			626	621
Time Deposit (3)			7,714	7,772
	678,891	895,713	7,714	7,772	654,060	882,997

1.     Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.

2.     Investments in National Treasury Bills (LFT) managed by its exclusive funds.

3.     Investments in Time Deposit in custody to cover additional expenses of the sale of LLC.

6.      TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Trade receivables
Third parties
Domestic market	1,530,979	1,369,396	1,236,971	1,094,323
Foreign market	1,836,393	852,821	70,221	141,484
	3,367,372	2,222,217	1,307,192	1,235,807
Allowance for doubtful debts	(212,444)	(237,352)	(154,705)	(176,855)
	3,154,928	1,984,865	1,152,487	1,058,952
Related parties (note 18 a)	180,632	93,317	1,101,862	906,865
	3,335,560	2,078,182	2,254,349	1,965,817

In accordance with the sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction in the consolidated totals R$40,364 as of June 30, 2019 (R$46,210 as of December 31, 2018) and in the Parent Company R$ 35,247 (R$40,849 as of December 31,2018).

The gross balance of receivables from third parties is comprised as follows:

	Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Current	2,607,799	1,514,847	827,684	758,433
Past-due up to 30 days	253,107	177,287	40,178	48,705
Past-due up to 180 days	29,073	47,684	16,805	8,361
Past-due over 180 days	477,393	482,399	422,525	420,308
	3,367,372	2,222,217	1,307,192	1,235,807

The movements in the Company’s allowance for doubtful debts are as follows:

	Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Opening balance	(237,352)	(191,979)	(176,855)	(140,392)
Estimated losses	(7,484)	(53,706)	(5,275)	(39,042)
Recovery of receivables	32,392	8,333	27,425	2,579
Closing balance	(212,444)	(237,352)	(154,705)	(176,855)

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7.      INVENTORIES

		Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Finished goods	1,720,300	1,501,969	1,059,397	951,529
Work in progress	1,695,272	1,217,611	1,463,688	959,414
Raw materials	1,813,993	1,584,140	1,346,553	1,273,029
Spare Parts	857,623	857,402	506,202	495,385
Advances to suppliers	24,200	36,192	23,120	28,185
(-) Provision for losses	(127,688)	(157,754)	(46,987)	(45,076)
	5,983,700	5,039,560	4,351,973	3,662,466

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Opening balance	(157,754)	(135,840)	(45,076)	(51,968)
Reversal / (losses) for slow-moving and obsolescence	30,066	(21,914)	(1,911)	6,892
Closing balance	(127,688)	(157,754)	(46,987)	(45,076)

8.      OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

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				Consolidated				Parent Company
	Current		Non-Current		Current		Non-Current
	6/30/2019	12/31/2018	6/30/2019	12/31/2018	6/30/2019	12/31/2018	6/30/2019	12/31/2018
Judicial deposits (note 16)			321,344	347,950			220,846	255,595
Credits with the PGFN (1)			46,774	46,774			46,774	46,774
Recoverable taxes (2)	1,512,267	1,412,335	1,775,481	1,822,388	1,413,846	1,265,003	1,652,870	1,692,274
Prepaid expenses	113,349	49,830	54,630	49,808	72,679	25,716	38,942	34,450
Sea freight (3)	27,581	117,156				2,357
Actuarial asset - related party (note 18 a)			87,623	99,894			75,778	85,415
Derivative financial instruments (note 13 I)	925	351
Securities held for trading (note 13 I)	7,096	4,503			6,941	4,352
Iron ore inventory (4)			144,499	144,499
Northeast Investment Fund – FINOR			199	26,598			199	26,598
Loans with related parties (note 18 a and 13 I)	2,798	2,675	806,297	706,605	23,812	22,807	734,419	588,285
Other receivables from related parties (note 18 a)	2,827	3,649	218,840	218,840	15,253	15,395	467,978	458,177
Other receivables (note 13 I)			7,465	7,451			1,132	1,213
Eletrobrás compulsory loan (note 13 I) (5)			833,284	813,428			832,486	812,803
Dividends receivable (note 18 a)	47,023	46,171			39,315	259,186
Employee debt	45,052	31,645			29,895	19,684
Other receivables	9,020	12,753			4,104	3,055
Others	100,333	71,956	755	988			754	986
	1,868,271	1,753,024	4,297,191	4,285,223	1,605,845	1,617,555	4,072,178	4,002,570

1.       Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2.       Refers mainly to PIS / COFINS, ICMS recoverable and income and social contribution taxes to be offset. On September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and Federal Union were parties, related to the discussion about the non-inclusion of ICMS in the calculation base of PIS and COFINS, confirmed the CSN's right to offset the amounts unduly paid under these taxes from 2001 to 2014.

3.       Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

4.       Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2020.

5.       This is a fixed amount, certain and due, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain.

9.      INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2018 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of June 30, 2019.

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9.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

							06/30/2019					12/31/2018	06/30/2018
Companies	Number of shares held by CSN (in units)	% Direct equity interest	Participation in					% Direct equity interest	Participation in
			Assets	Liabilities	Shareholders’ equity	Fair Value	Profit / (Loss) for the period		Assets	Liabilities	Shareholders’ equity	Fair Value	Profit / (Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	20,001,000	100.00	338,117	2,035,883	(1,697,766)		(48,671)	100.00	338,645	1,987,741	(1,649,096)		(115,936)
CSN Islands XI Corp.	50,000	100.00	3,074,746	3,234,444	(159,698)		(28,060)	100.00	2,178,010	2,309,647	(131,637)		(48,050)
CSN Islands XII Corp.	1,540	100.00	2,243,878	3,837,419	(1,593,541)		(116,136)	100.00	2,402,671	3,880,076	(1,477,405)		(257,124)
CSN Steel S.L.U.	22,042,688	100.00	3,581,462	137,231	3,444,231		(54,800)	100.00	3,763,095	242,722	3,520,373		1,710,595
Sepetiba Tecon S.A.	254,015,052	99.99	935,694	622,357	313,337		(4,097)	99.99	480,459	163,026	317,433		8,475
Minérios Nacional S.A.	141,719,295	99.99	129,184	47,557	81,627		9,955	99.99	110,446	38,774	71,672		1,692
Valor Justo - Minérios Nacional					2,123,507						2,123,507
Estanho de Rondônia S.A.	121,861,697	99.99	48,213	49,976	(1,763)		(4,738)	99.99	48,181	45,207	2,974		(1,374)
Companhia Metalúrgica Prada	445,921,292	99.99	679,051	612,317	66,734		(18,834)	99.99	644,954	559,386	85,568		(35,058)
CSN Mineração S.A.	158,419,480	87.52	14,022,950	4,820,498	9,202,452		1,710,442	87.52	13,235,705	4,190,564	9,045,141		317,722
CSN Energia S.A.	43,149	99.99	133,320	40,104	93,216		350	99.99	138,644	45,778	92,866		27,591
FTL - Ferrovia Transnordestina Logística S.A.	442,672,357	91.69	446,785	191,613	255,172		(25,231)	91.69	403,623	123,220	280,403		(16,865)
Companhia Florestal do Brasil	41,923,302	99.99	34,987	1,620	33,367		(19)	99.99	34,990	1,604.0	33,386		(89)
Nordeste Logística	99,999	99.99	81	56	25		(4)	99.99	85	56	29		2
			25,668,468	15,631,075	12,160,900		1,420,157		23,779,508	13,587,801	12,315,214		1,591,581
Joint-venture and Joint-operation
Itá Energética S.A.	253,606,846	48.75	259,084	16,373	242,711		3,039	48.75	258,835	16,288	242,547		5,899
MRS Logística S.A. (1)	63,377,198	18.64	2,013,464	1,253,412	760,052		43,484	18.64	1,563,350	846,813	716,537		39,605
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146	50.00	26,780	21,578	5,202		1,389	50.00	25,941	19,997	5,944		1,688
Transnordestina Logística S.A. (2)	24,670,093	47.26	4,244,854	3,047,793	1,197,060	271,116	(9,095)	46.30	4,065,604	2,883,851	1,181,753	271,116	(10,561)
			6,544,182	4,339,156	2,205,025	271,116	38,817		5,913,730	3,766,949	2,146,781	271,116	36,631
Associates
Arvedi Metalfer do Brasil	46,994,971	20.00	40,712	26,602	14,110		(294)	20.00	40,712	26,308	14,404		(1,617)
			40,712	26,602	14,110		(294)		40,712	26,308	14,404		(1,617)
Classified at fair value through profit or loss (note 13 I)
Usiminas					2,118,777						2,250,623
Panatlântica					41,324						28,566
					2,160,101						2,279,189
Other Investiments
Profit on subsidiaries' inventories					(52,580)		63,794				(116,375)		(996)
Others					63,538		171				63,538		(185)
					10,958		63,965				(52,837)		(1,181)
Total investiments					16,822,210		1,522,645				16,973,867		1,625,414

Classification of investiments in the balance sheet
Investiments in assets					20,274,978						20,232,005
Investiments with equity deficit					(3,452,768)						(3,258,138)
					16,822,210						16,973,867

(1)     On June 30, 2019 and December 31, 2018, the Company directly owned 26,611,282 common shares, 2,673,312 Class A preferred shares and 34,092,604 Class B preferred shares, totaling 36,765,916 preferred shares of MRS Logística S.A.;

(2)     On June 30, 2019, the Company owned 24,168,304 common shares, 501,789 Class B preferred shares. As of December 31,2018, owned 24,168,304 common shares and didn’t have preferred shares);

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit/(loss) for the period refer to the interests held by CSN in those companies.

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9.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Opening balance of investments	5,630,613	5,499,995	20,232,005	22,894,885
Opening balance of loss provisions			(3,258,138)	(1,366,480)
Capital increase	26,779		26,779	81,594
Dividends (1)	(2,144)	(87,846)	(1,558,334)	(5,529,277)
Comprehensive income (2)	(1,933)	272	(23,277)	15,186
Equity in results of affiliated companies (3)	78,958	173,145	1,522,645	816,632
Receipt arising from the sale of Usiminas’ shares		(39,377)		(39,377)
Update shares of fair value through profit or loss (Note 13 II)	(119,470)	96,133	(119,470)	96,133
Amortization of fair value - investiment MRS	(5,873)	(11,746)
Others	21	37		4,571
Closing balance of investments	5,606,951	5,630,613	20,274,978	20,232,005
Investiments with equity deficit			(3,452,768)	(3,258,138)
Total	5,606,951	56,306,13	16,822,210	16,973,867

1.     In 2019, refers to the allocation of dividends of Itá Energética, CSN Mineração and joint venture CBSI – Companhia Brasileira de Serviços de Infraestrutura.

2.     Refers to a translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.     The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

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		Consolidated
	06/30/2019	06/30/2018
Equity in results of affiliated companies
MRS Logística S.A.	86,946	79,190
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,389	1,688
Transnordestina Logística S.A	(9,095)	(10,561)
Arvedi Metalfer do Brasil S.A	(294)	(1,617)
Others	12	(186)
	78,958	68,514
Eliminations
To cost of sales	(27,793)	(19,752)
To taxes	9,450	6,716
Others
Amortization of fair value - Investment in MRS	(5,873)	(5,873)
Others	157	2,559
Equity in results of affiliated companies adjusted	54,899	52,164

9.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

				06/30/2019				12/31/2018
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	920,718	710	25,120	48,311	345,962	2,091	19,234	29,870
Advances to suppliers	14,196	135	74	319	17,750	73	1,734	937
Other current assets	802,135	42,898	57,530	16,041	736,768	41,284	108,851	16,718
Total current assets	1,737,049	43,743	82,724	64,671	1,100,480	43,448	129,819	47,525
Non-current assets
Other non-current assets	711,638	2,257	259,063	25,138	804,570	2,111	222,630	25,840
Investments, PP&E and intangible assets	8,353,505	7,559	8,639,900	441,645	6,482,292	6,324	8,428,567	457,578
Total non-current assets	9,065,143	9,816	8,898,963	466,783	7,286,862	8,435	8,651,197	483,418
Total Assets	10,802,192	53,559	8,981,687	531,454	8,387,342	51,883	8,781,016	530,943

Current liabilities
Borrowings and financing	648,553	966	102,463		422,793	4,350	75,906
Leases	245,508
Other current liabilities	1,043,334	39,963	135,700	17,673	1,368,290	33,844	179,816	18,298
Total current liabilities	1,937,395	40,929	238,163	17,673	1,791,083	38,194	255,722	18,298
Non-current liabilities
Borrowings and financing	2,507,985	1,752	5,991,822		2,111,518	1,262	5,754,073
Leases	1,718,058
Other non-current liabilities	561,089	475	218,840	15,912	640,535	539	218,839	15,113
Total non-current liabilities	4,787,132	2,227	6,210,662	15,912	2,752,053	1,801	5,972,912	15,113
Shareholders’ equity	4,077,665	10,403	2,532,862	497,869	3,844,206	11,888	2,552,382	497,532
Total liabilities and shareholders’ equity	10,802,192	53,559	8,981,687	531,454	8,387,342	51,883	8,781,016	530,943

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	01/01/2019 a 06/30/2019				01/01/2018 a 06/30/2018
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	47.26%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	1,642,617	93,509		81,090	1,732,202	72,079		83,808
Cost of sales and services	(1,190,458)	(81,997)		(41,628)	(1,194,990)	(62,994)		(35,479)
Gross profit	452,159	11,512		39,462	537,212	9,085		48,329
Operating (expenses) income	37,812	(6,423)	(9,500)	(30,356)	(115,411)	(4,760)	(7,027)	(29,786)
Finance income (expenses), net	(131,605)	(569)	(10,025)	322	(95,259)	(65)	(15,783)	(228)
Income before income tax and social contribution	358,366	4,520	(19,525)	9,428	326,542	4,260	(22,810)	18,315
Current and deferred income tax and social contribution	(125,077)	(1,742)		(3,194)	(114,063)	(884)		(6,216)
(Loss) profit for the year, net	233,289	2,778	(19,525)	6,234	212,479	3,376	(22,810)	12,099

•        TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under review and discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The assumptions used to evaluate the impairment test in December 2018 remain valid and there is no event to justify records of impairment in the first quarter.

10.    PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use	Other (*)	Total
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436		80,135	18,046,864
Cost	287,854	3,751,429	22,426,782	165,331	3,282,436		355,768	30,269,600
Accumulated depreciation		(1,072,791)	(10,739,511)	(134,801)			(275,633)	(12,222,736)
Balance at December 31, 2018	287,854	2,678,638	11,687,271	30,530	3,282,436		80,135	18,046,864
Effect of foreign exchange differences	(1,316)	(2,951)	(5,650)	(102)	(425)		(498)	(10,942)
Acquisitions	1,681	103	56,089	1,059	737,520		2,838	799,290
Capitalized interest (notes 24 and 28)		14			41,382			41,396
Write-off (note 23)	(189)	(130)	(1,117)	(3)	(30,354)			(31,793)
Depreciation (note 22)		(65,946)	(553,230)	(2,647)		(26,161)	(8,240)	(656,224)
Transfers to other asset categories	795	214,097	452,236	245	(670,673)		3,300
Transfer to intangible assets		(31)			(1,452)			(1,483)
Right of use- Initial recognition (Note 14a)						640,989		640,989
Right of use - Remesurement (note 14 a)						3,211		3,211
Others		(43)	(1,146)		(24)		(430)	(1,643)
Balance at June 30, 2019	288,825	2,823,751	11,634,453	29,082	3,358,410	618,039	77,105	18,829,665
Cost	288,825	3,978,072	22,880,842	165,668	3,358,410	644,200	363,169	31,679,186
Accumulated depreciation		(1,154,321)	(11,246,389)	(136,586)		(26,161)	(286,064)	(12,849,521)
Balance at June 30, 2019	288,825	2,823,751	11,634,453	29,082	3,358,410	618,039	77,105	18,829,665

								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use	Other (*)	Total
Balance at December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908		19,989	9,562,973
Cost	95,107	1,323,762	13,411,258	97,642	1,294,908		123,104	16,345,781
Accumulated depreciation		(276,428)	(6,317,995)	(85,270)			(103,115)	(6,782,808)
Balance at December 31, 2018	95,107	1,047,334	7,093,263	12,372	1,294,908		19,989	9,562,973
Acquisitions	1,686	13	18,008	233	377,701		1,716	399,357
Capitalized interest (notes 24 and 28)					11,032			11,032
Write-off (note 23)			(11)	(3)	(15,018)			(15,032)
Depreciation (note 22)		(17,569)	(282,937)	(1,193)		(6,756)	(1,690)	(310,145)
Transfers to other asset categories	788	18,761	155,519	(3)	(176,795)		1,730
Right of use- Initial recognition (note 14 a)						61,072		61,072
Right of use - remesurement (note 14 a)						(9,567)		(9,567)
Others			(333)					(333)
Balance at June 30, 2019	97,581	1,048,539	6,983,509	11,406	1,491,828	44,749	21,745	9,699,357
Cost	97,581	1,342,487	13,584,787	97,848	1,491,828	51,505	126,548	16,792,584
Accumulated depreciation		(293,948)	(6,601,278)	(86,442)		(6,756)	(104,803)	(7,093,227)
Balance at June 30, 2019	97,581	1,048,539	6,983,509	11,406	1,491,828	44,749	21,745	9,699,357

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

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The movement of the rights of use as of June 30, 2019 is as follows.

                                                                                                                                                      Consolidated

	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	556,133	54,513	9,783	20,560	640,989
Remeasurement	3,321	7,421		(7,531)	3,211
Depreciation	(15,440)	(3,506)	(1,631)	(5,584)	(26,161)
Balance at June 30, 2019	544,014	58,428	8,152	7,445	618,039

                                                                                          Parent Company

	Land	Machinery, equipment and facilities	Other	Total
Initial recognition – Rights of use	37,864	9,784	13,424	61,072
Remesurement – Right of use	1,147		(10,714)	(9,567)
Depreciation	(3,964)	(1,631)	(1,161)	(6,756)
Balance at June 30, 2019	35,047	8,153	1,549	44,749

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The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
	Project description	Start date	Completion date		06/30/2019	12/31/2018
Logistics
	Current investments for maintenance of current operations.				74,974	89,595
					74,974	89,595
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	861,896	844,194
	Expansion of TECAR export capacity.	2009	2022	(2)	296,231	289,298
	Current investments for maintenance of current operations.				561,897	725,616
					1,720,024	1,859,108
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry	2008	2020		96,997	94,920
	Current investments for maintenance of current operations.			(3)	786,629	558,922
					883,626	653,842
Cement
	Construction of cement plants.	2011	2023	(4)	574,683	585,163
	Current investments for maintenance of current operations.				105,103	94,728
					679,786	679,891
Construction in progress					3,358,410	3,282,436

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to the technological modernization continuous running machines and reform of blast furnace 3, at UPV;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
In Years
Buildings	39	38	40	41
Machinery, equipment and facilities	22	22	23	24
Furniture and fixtures	13	11	12	11
Others	17	15	14	13

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11.    INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613	49,613
Cost	3,831,338	573,614	161,067	150,009	3,185,701	1,491	7,903,220	125,768	125,768
Accumulated depreciation	(131,077)	(284,841)	(106,095)		(18,702)		(540,715)	(76,155)	(76,155)
Adjustment for accumulated recoverable value	(109,330)						(109,330)		-
Balance at December 31, 2018	3,590,931	288,773	54,972	150,009	3,166,999	1,491	7,253,175	49,613	49,613
Effect of foreign exchange differences		(5,296)	(27)	(2,714)		(26)	(8,063)
Acquisitions and expeditures			49				49
Transfer to property, plant and equipment			1,483				1,483
Amortization (note 22)		(23,204)	(4,984)		(80)		(28,268)	(3,752)	(3,752)
Balance at June 30, 2019	3,590,931	260,273	51,493	147,295	3,166,919	1,465	7,218,376	45,861	45,861
Cost	3,831,338	563,262	162,491	147,295	3,185,701	1,465	7,891,552	125,768	125,768
Accumulated depreciation	(131,077)	(302,989)	(110,998)		(18,782)		(563,846)	(79,907)	(79,907)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at June 30, 2019	3,590,931	260,273	51,493	147,295	3,166,919	1,465	7,218,376	45,861	45,861

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not audited or reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Software	9	7	10	8
Customer relationships	13	13

The assumptions used for the impairment test in December 2018 are still effective and there is no event that justifies the recognition of impairment in the quarter.

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12.    BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

			Consolidated				Parent Company
		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Debt agreements in the international market
Variable interest in US$:

Prepayment		1,938,472	1,016,737	2,737,724	3,830,240	1,938,473	1,016,737	2,737,723	3,830,240
Fixed interest in US$:
Bonds, Perpetual Bonds and ACC	(1)	1,185,702	2,490,178	10,667,323	8,613,491	398,527	478,463
Intercompany						2,703,094	3,053,435	5,849,930	3,612,811
Fixed interest in EUR
Intercompany						10,947	16,988	1,162,390	997,809
Others		181,202	181,056	163,451	106,535
		3,305,376	3,687,971	13,568,498	12,550,266	5,051,041	4,565,623	9,750,043	8,440,860

Debt agreements in Brazil
Securities with variable interest in R$:

BNDES/FINAME, Debentures, NCE and CCB	(2)	1,653,483	1,890,451	10,093,026	10,710,678	1,620,549	1,827,769	8,887,076	9,314,315
Securities with fixed interest in R$:
Prepayment		49,273	103,375			49,273	103,375
		1,702,756	1,993,826	10,093,026	10,710,678	1,669,822	1,931,144	8,887,076	9,314,315
Total Borrowings and Financing		5,008,132	5,681,797	23,661,524	23,260,944	6,720,863	6,496,767	18,637,119	17,755,175
Transaction Costs and Issue Premiums		(40,244)	(28,358)	(113,844)	(87,309)	(27,361)	(22,379)	(80,474)	(67,967)
Total Borrowings and Financing + Transaction Costs		4,967,888	5,653,439	23,547,680	23,173,635	6,693,502	6,474,388	18,556,645	17,687,208

(1)     In April 2019, the Company issued debt securities in the foreign market ("Bonds"), through its subsidiary CSN Resources SA, in the amount of US$ 1 billion, being US$ 400 million with maturity in 2023 and US$600 million with maturity in 2026, both with interest of 7.625% per annum. Between April and May 2019, a tender offer ("Tender Offer") of the Notes issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 1 billion in bonds with maturity in 2019 and 2020.

(2)     In January 2019, the Company issued debt securities in the domestic market (“Debentures”), in the amount of R$ 1,950 million, maturing in 2023 and interest of 126,8% of CDI.

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The following table shows the average interest rate:

	Consolidated			Parent Company
		06/30/2019		03/30/2019
	Average interest rate (*)	Total debt	Average interest rate (*)	Total debt
US$	5.34%	16,529,221	4.24%	13,627,748
R$	8.14%	11,795,782	8.12%	10,556,898
EUR	3.88%	344,653	3.88%	1,173,336
		28,669,656		25,357,982

(i) In order to determine the average interest rates for debt contracts with floating rate, the Company used the rates applied as of June 30, 2019. Considers the interest rate of intercompany contracts.

12.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

As of June 30, 2019, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

				Consolidated	Parent Company
				06/30/2019	06/30/2019
				Principal	Principal
	Bank loans	Capital markets	Development agencies	Total	Total
2020	1,052,256	1,791,653	58,496	2,902,405	2,126,510
2021	2,598,713	636,667	59,152	3,294,532	3,759,737
2022	2,655,150	556,666	55,082	3,266,898	3,757,987
2023	2,685,309	3,524,150	53,841	6,263,300	2,996,036
2024	1,172,367		64,602	1,236,969	4,651,870
After 2024		2,299,321	565,899	2,865,220	1,344,979
Perpetual bonds		3,832,200		3,832,200
	10,163,795	12,640,657	857,072	23,661,524	18,637,119

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12.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated	Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Opening balance	28,827,074	29,510,844	24,161,596	29,033,017
Raised	7,738,306	2,154,471	5,009,348	602,110
Payment of principal	(7,899,269)	(5,019,978)	(3,766,670)	(6,098,209)
Payment of charges	(1,013,598)	(2,141,710)	(689,264)	(1,670,988)
Provision of charges	998,987	2,009,688	717,873	1,541,639
Disposal of LLC		(10,544)
Others (1)	(135,932)	2,324,303	(182,736)	754,027
Closing balance	28,515,568	28,827,074	25,250,147	24,161,596

1. Includes unrealized exchange and monetary variations.

As of June 30,2019, the Group raised and paid borrowings as shown below:

•      Funding raised and amortizations:

			Consolidated 06/30/2019
Nature	Raised	Amortization of principal	Amortization of charges
Prepayment		(131,136)	(126,680)
Bonds, Perpetual bonds, ACC and facility	5,489,306	(4,621,630)	(408,677)
BNDES/FINAME, Debentures, NCE and CCB	2,249,000	(3,146,503)	(478,241)
Total	7,738,306	(7,899,269)	(1,013,598)

•      Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case the indicator of net debt to EBITDA reaches the levels set out in such agreements, under penalty of early maturity. The Company has complied with all financial and non-financial obligations (covenants) of its current contracts, not considered any non-compliances already remedied or that have not generated the acceleration of debts or any type of accounting provision.

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12.c) Guarantees

The Company is the guarantor or is liable for the guarantees given to its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			6/30/2019	12/31/2018	6/30/2019	12/31/2018	6/30/2019	12/31/2018	6/30/2019	12/31/2018
Transnordestina Logísitca	R$	Up to 09/19/2056 and indefinite	2,428,194	2,108,917	26,179	35,336	8,494	8,231	2,462,867	2,152,484

FTL - Ferrovia Transnordestina	R$	Up to 04/01/2021	26,430	62,407					26,430	62,407

Cia Metalurgica Prada	R$	Indefinite			984	333	3,031	11,942	4,015	12,275

CSN Energia	R$	Up to 11/26/2023 and indefinite			6,195	2,829	1,920	1,920	8,115	4,749

CSN Mineração	R$	Up to 12/21/2024	1,407,363	1,407,363					1,407,363	1,407,363

Estanho de Rondônia	R$	7/15/2022	3,153	3,153					3,153	3,153

Minérios Nacional S.A.	R$	Up to 09/10/2021	7,305	7,305					7,305	7,305

Total in R$			3,872,445	3,589,145	33,358	38,498	13,445	22,093	3,919,248	3,649,736

CSN Islands XI	US$	9/21/2019	142,346	547,094					142,346	547,094

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,783,603	1,402,906					1,783,603	1,402,906

Total in US$			2,925,949	2,950,000					2,925,949	2,950,000

CSN Steel S.L.	EUR	1/13/2020	24,000	48,000					24,000	48,000

Lusosider Aços Planos	EUR	Indefinite	50,000	75,000					50,000	75,000

Total in EUR			74,000	123,000					74,000	123,000
Total in R$			11,535,366	11,976,657					11,535,366	11,976,657
			15,407,811	15,565,802	33,358	38,498	13,445	22,093	15,454,614	15,626,393

13.    FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company can operate with various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also can operate into derivative transactions, currency swap, interest rate swap and commodity swap operations.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of short time. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

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•          Classification of financial instruments

							Consolidated
				06/30/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		2,154,630	2,154,630		2,248,004	2,248,004
Short-term investments	5		678,891	678,891		895,713	895,713
Trade receivables	6		3,335,560	3,335,560		2,078,182	2,078,182
Dividends receivable	8		47,023	47,023		46,171	46,171
Derivative financial instruments	8	925		925	351		351
Trading securities	8	7,096		7,096	4,503		4,503
Loans - related parties	8		2,798	2,798		2,675	2,675
Total		8,021	6,218,902	6,226,923	4,854	5,270,745	5,275,599

Non current
Short-term investments	5		7,714	7,714		7,772	7,772
Other trade receivables	8		7,465	7,465		7,451	7,451
Compulsory loan - Eletrobrás	8		833,284	833,284		813,428	813,428
Loans - related parties	8		806,297	806,297		706,605	706,605
Investments	9	2,160,101		2,160,101	2,279,189		2,279,189
Total		2,160,101	1,654,760	3,814,861	2,279,189	1,535,256	3,814,445

Total Assets		2,168,122	7,873,662	10,041,784	2,284,043	6,806,001	9,090,044

Liabilities
Current
Borrowings and financing	12		5,008,132	5,008,132		5,681,797	5,681,797
Leases	14.a		41,442	41,442
Trade payables			3,493,753	3,493,753		3,408,056	3,408,056
Trade payables - Drawee risk	14		504,819	504,819		65,766	65,766
Dividends and interest on capital	14		2,210	2,210		932,005	932,005
Total			9,050,356	9,050,356		10,087,624	10,087,624

Non current
Borrowings and financing	12		23,661,524	23,661,524		23,260,944	23,260,944
Leases	14.a		584,945	584,945
Total			24,246,469	24,246,469		23,260,944	23,260,944

Total Liabilities			33,296,825	33,296,825		33,348,568	33,348,568

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							Parent Company
				6/30/2019			12/31/2018
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		941,517	941,517		539,853	539,853
Short-term investments	5		654,060	654,060		882,997	882,997
Trade receivables	6		2,254,349	2,254,349		1,965,817	1,965,817
Dividends receivable	8		39,315	39,315		259,186	259,186
Trading securities	8	6,941		6,941	4,352		4,352
Loans - related parties	8		23,812	23,812		22,807	22,807
Total		6,941	3,913,053	3,919,994	4,352	3,670,660	3,675,012

Non current
Outros títulos a receber	8		1,132	1,132		1,213	1,213
Compulsory loan - Eletrobrás	8		832,486	832,486		812,803	812,803
Loans - related parties	8		734,419	734,419		588,285	588,285
Investiments	9	2,160,101		2,160,101	2,279,189		2,279,189
Total		2,160,101	1,568,037	3,728,138	2,279,189	1,402,301	3,681,490

Total assets		2,167,042	5,481,090	7,648,132	2,283,541	5,072,961	7,356,502

Liabilities
Current
Borrowings and financing	12		6,720,863	6,720,863		6,496,767	6,496,767
Leases	14.a		11,664	11,664
Trade payables			2,763,632	2,763,632		2,655,091	2,655,091
Trade payables - Drawee risk	14		504,819	504,819		65,766	65,766
Dividends and interest on capital	14		2,210	2,210		900,541	900,541
Total			10,003,188	10,003,188		10,118,165	10,118,165

Non Current
Borrowings and financing	12		18,637,119	18,637,119		17,755,175	17,755,175
Leases	14.a		33,656	33,656
Total			18,670,775	18,670,775		17,755,175	17,755,175

Total Liabilities			28,673,963	28,673,963		27,873,340	27,873,340

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•          Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated		06/30/2019			12/31/2018
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		925	925		351	351
Trading securities	7,096		7,096	4,503		4,503
Non-current
inancial assets at fair value through profit or loss
Investments	2,160,101		2,160,101	2,279,189		2,279,189
Total Assets	2,167,197	925	2,168,122	2,283,692	351	2,284,043

Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

The Company has investments in common shares (USIM3), preferred shares (USIM5) of Usiminas (“Ações Usiminas”) and shares of Panatlântica S.A (PATI 3), which are designated as fair value through profit or loss, since the nature of the investment was not included in the other categories of financial instruments.

Assets are classified as a non-current asset recognized as investment and are recorded at fair value, based on the market price quotation on the stock exchange (B3 S.A.). In accordance with the Company's policy, gains and losses arising from changes in the share price are recorded directly in the statement of income under Other Operating Income and Expenses.

	06/30/2018			12/31/2018			06/30/2019
Class of shares	Quantity	Share price	Closing balance	Quantity	Share price	Closing balance	Fair value adjustment recognized in profit or loss (note 23)
USIM3	107,156,651	10.50	1,125,145	107,156,651	11.44	1,225,872	(100,727)
USIM5	111,144,456	8.94	993,632	111,144,456	9.22	1,024,752	(31,120)
PATI3	2,016,792	20.49	41,324	1,997,642	14.30	28,565	12,377
			2,160,101			2,279,189	(119,470)

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As of June 30,2019 and December 31, 2018, the Company's interest in USIMINAS comprised 15.19% in common shares and 20.29% in preferred shares. As of June 30,2019 and December 31, 2018, the Company's interest in Panatlântica comprised 11.31% of shares.

On April 9, 2014, CADE issued a decision regarding Usiminas' shares held by CSN, and CSN entered into a Performance Commitment Agreement, or TCD, with CADE in respect thereof. Under the terms of the CADE and TCD decision, CSN must reduce its participation in USIMINAS, within a specified period. In March 2019, an amendment was made to the TCD, with the purpose of extending the period originally scheduled for sale of the shares. The deadline and percentage reduction are confidential. In addition, the political rights in Usiminas will continue to be suspended until the Company reaches the limits established in the TCD.

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss that have their prices based on the market price.

III -          Financial risk management:

The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

13.a) Foreign exchange rate and interest rate risks:

•          Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of June 30, 2019 is as follows:

		06/30/2019
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	295,227	5,181
Trade receivables	549,103	1,908
Other assets	4,782	3,983
Total Assets	849,112	11,072
Borrowings and financing	(4,295,385)	(24,388)
Trade payables	(108,531)	(8,290)
Other liabilities	(3,499)	(1,327)
Total Liabilities	(4,407,415)	(34,005)
Foreign exchange exposure	(3,558,303)	(22,933)
Cash flow hedge accounting	1,600,045
Net Investment hedge accounting		24,000
Net foreign exchange exposure	(1,958,258)	1,067
Perpetual Bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(958,258)	1,067

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CSN uses as strategy hedge accounting, as well as derivative instruments to hedge CSN’s future cash flows.

•          Interest rate risk:

The risk arises from short and long-term liabilities with fixed or floating interest rates and inflation indices.

In item 13b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

13.b) Hedging instruments: Derivatives and cash flows hedge accounting and net investment hedge in foreign operations:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

•          Portfolio of derivative financial instruments

Swap cambial Dólar x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the dollar against the euro.

						Consolidated
							06/30/2019
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2019
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BCP	02/07/2020	Dollar	32,102	122,955	(122,030)	925	573
Total dollar-to-euro swap			32,102	122,955	(122,030)	925	573

•      Classification of the derivatives in the balance sheet and statement of income

			06/30/2019	06/30/2018
Instruments	Assets		Finance income (expenses), net (Note 24)
	Current	Total
Dollar to euro swap	925	925	573	3,829
	925	925	573	3,829

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•      Cash flow hedge accounting

Beginning November 1, 2014, the Company designate cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar fluctuations on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument. As of June 30, 2019, US$1,600,045  in exports to be carried out from July 2019 until February 2023 are designated.

In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

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The table below shows a summary of the hedging relationships as of June 30, 2019:

									06/30/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	ffect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2.4442	500,000	(450,001)	(298,336)	(69,399)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2.5601	175,000	(175,000)	(23,184)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(115,410)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000			(39,054)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.2850	100,000			(54,720)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.2850	30,000	(6,000)		(13,133)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3254	100,000	(20,000)		(40,544)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	25,000	(5,000)		(9,530)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	70,000	(14,000)		(26,684)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3557	30,000	(6,000)		(11,436)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3815	30,000	(6,000)		(10,817)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3.3940	355,000	(11,998)		(150,303)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(451,001)	(125,139)	(375,203)
Total						2,745,045	(1,145,000)	(446,659)	(916,233)

 (*) The effect on profit or loss was recognized in other operating expenses.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of June 30, 2019 is as follows:

	12/31/2018	Movement	Realization	06/30/2019
Cash flow hedge accounting	1,441,295	(78,403)	(446,659)	916,233
Fair value of cash flow hedge accounting, net of taxes	1,441,295	(78,403)	(446,659)	916,233

As of June 30, 2019, the hedging relationships established by the Company were effective, according to prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•      Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the finance income and costs line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholder’s equity, in other comprehensive income.

As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of June 30, 2019 are as follows:

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						06/30/2019
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(96,000)	(2,654)
Total					120,000	(96,000)	(2,654)

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of June 30, 2019 is as follows:

	12/31/2018	Movement	06/30/2019
Net Investment hedge accounting	3,941	(6,595)	(2,654)
Fair value of net investment hedge in foreign operations	3,941	(6,595)	(2,654)

As of June 30, 2019, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

13.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•      Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of June 30, 2019.

The currencies used in the sensitivity analysis and their scenarios are shown below:

				06/30/2019
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.8322	3.8065	4.7903	5.7483
EUR	4.3587	4.2667	5.4484	6.5381
USD x EUR	1.1380	1.1215	1.4225	1.7070

			06/30/2019
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.40%	8.00%	9.60%
TJLP	6.26%	7.83%	9.39%
Libor	2.20%	2.75%	3.30%

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The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					06/30/2019
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,600,045	Dollar	(41,121)	1,532,923	3,065,846

Currency position	(3,558,303)	Dollar	91,448	(3,409,032)	(6,818,064)
(not including exchange derivatives above)

Consolidated exchange position	(1,958,258)	Dollar	50,327	(1,876,109)	(3,752,218)
(including exchange derivatives above)

Net Investment hedge accounting	24,000	Euro	(2,208)	26,152	52,304

Currency position	(22,933)	Euro	2,110	(24,990)	(49,980)

Consolidated exchange position	1,067	Euro	(98)	1,162	2,324
(including exchange derivatives above)

Dollar-to-euro swap	32,102	Dollar	(2,734)	23,666	40,060

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – appreciation of Real by 0.67% / Real x Euro – appreciation of Real by 2.11%. Euro x Dollar – appreciation of Euro by 1.45%. Source: quotations from Central Bank of Brazil and Central Bank of Europe on 07/08/2019.

•      Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of June 30, 2019.

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	6.26		(903,139)	(2,357)	(14,134)	(28,268)
Libor	2.20		(4,613,458)	(62,738)	(25,380)	(50,760)
CDI	6.40	862,000	(10,827,886)	(40,103)	(159,454)	(318,908)

 (*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of June 30, 2019 recognized in the company's assets and liabilities.

13.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 12.

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The following table shows the contractual maturities of financial liabilities and lease liabilities, including accrued interest.

					Consolidated
At June 30, 2019	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	5,008,132	6,196,937	10,767,167	6,697,420	28,669,656
Lease (Note 14a)	41,442	14,252	133,913	436,780	626,387
Trade payables (note 13I)	3,493,753				3,493,753
Trade payables – Drawee risk (note 13I)	504,819				504,819
Dividends and interest on capital (note 14)	2,210				2,210

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		06/30/2019		12/31/2018
	Carrying amount	Fair value (*)	Carrying amount	Fair value (*)
Perpetual bonds	3,837,416	3,459,110	3,880,074	2,850,615
Fixed rate notes	7,548,635	7,959,964	6,745,132	7,595,765

 (*) Source: Bloomberg

• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

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• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

Thousands of reais	06/30/2019	12/31/2018
Shareholder's equity (equity)	12,368,948	10,013,440
Borrowings and Financing (Third-party capital)	28,515,568	28,827,074
Gross Debit/Shareholder's equity	2.31	2.88

14.    OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

				Consolidated				Parent Company
	Current			Non-current		Current
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Payables to related parties (note 18 a)	23,182	35,499	82,128	96,629	320,150	308,056		14,501
Dividends and interest on capital payable to controlling shareholders (note 13 I)	2,210	932,005			2,210	900,541
Advances from customers (1)	562,575	137,418	1,371,357		62,888	64,416
Taxes in installments	19,303	20,179	70,924	73,934	9,777	9,756	2,159	2,378
Profit sharing - employees	84,056	113,219			50,337	72,555
Taxes payable			8,768	8,631			7,286	7,145
Provision for consumption and services	368,307	334,638			304,265	260,942
Third party materials in our possession	85,777	45,915			85,560	45,721
Trade payables - drawee risk (2)	504,819	65,766			504,819	65,766
Lease Liabilities (note 14 a)	41,442		584,945		11,664		33,656
Other payables	43,443	85,984	41,716	48,134	10,159	17,551
	1,735,114	1,770,623	2,159,838	227,328	1,361,829	1,745,304	43,101	24,024

(1) Glencore Advance: On March 29, 2019, the Company received in advance through its subsidiary CSN Mineração the amount of US$ 496 million (R$ 1,951 billion) related to a supply contract of approximately 22 million tons of ore to the Swiss trader Glencore International AG ("Glencore"), to be executed within 5 years.

(2) Trade Payables – Drawee risk: The Company negotiated with financial institutions to anticipate payments from its suppliers, with the objective of lengthening the deadlines. This financial modality is an option of suppliers, and does not require mandatory participation, nor is the Company not reimbursed and / or benefited by the financial institution of discounts for payment executed before the due date agreed with the supplier, there is no change in the degree of subordination of the security in case of judicial execution and no changes in the commercial conditions existing between the Company and its suppliers.

14.a.) LEASE LIABILITIES

In the quarter, the lease liabilities are presented as follows:

		Consolidated		Parent Company
	06/30/2019	First adoption	06/30/2019	First adoption
Leases	1,508,142	1,533,556	53,190	71,114
Present value adjustment - Leases	(881,755)	(892,567)	(7,870)	(10,042)
	626,387	640,989	45,320	61,072
Classified:
Current	41,442	39,243	11,664	21,390
Non-current	584,945	601,746	33,656	39,682
	626,387	640,989	45,320	61,072

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The Company has lease agreements for port operations, machinery and facilities, vehicles, administrative and operational real estate. Lease liabilities are guarantee by the underlying assets.

Changes in lease liabilities for the period ended June 30, 2019 are shown in the table below.

		6/30/2019
	Consolidated	Parent Company
Opening balance	640,989	61,072
New leases (note 10)	3,061	1,373
Present Value Adjustments - New leases (note 10)	(1,053)	(226)
Contract review	1,203	(10,714)
Payments	(35,226)	(7,808)
Interest	17,413	1,623
Net balance	626,387	45,320

The minimum future payments estimated to leasing agreements as of June 30, 2019 are as follows:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	72,607	257,222	1,178,313	1,508,142
Present value adjustment - Leases	(31,165)	(109,057)	(741,533)	(881,755)
	41,442	148,165	436,780	626,387

•           Payments of leases not recognized as liabilities:

The Company chose not to recognize lease liabilities in contracts with a maturity of less than twelve months and for assets with low value.

The payments made for these contracts and for the variable portion of the lease agreements are recognized as expenses when incurred.

Expenses related to payments not included in the measurement of a lease liability are:

		Consolidated		Parent Company
	Six months ended	Three months ended	Six months ended	Three months ended
	06/30/2019	06/30/2019	06/30/2019	06/30/2019
Contract less than 12 months	6,982	3,738
Lower Assets value	851	425	3,187	1,594
Variable lease payments	93,619	53,944	1,108	1,108
	101,452	58,107	4,295	2,702

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15.    INCOME TAX AND SOCIAL CONTRIBUTION

15.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Income tax and social contribution income (expense)
Current	(982,420)	(313,514)	(612,602)	(193,600)
Deferred	1,642,623	390,225	1,731,662	829,022
	660,203	76,711	1,119,060	635,422

				Parent Company
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Income tax and social contribution income (expense)
Current	11
Deferred	1,707,030	315,629	1,752,286	775,279
	1,707,041	315,629	1,752,286	775,279

The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

				Consolidated
	Six months ended		Three months ended
	6/30/2019	6/30/2018	6/30/2019	6/30/2018
Profit before income tax and social contribution	1,321,022	2,599,471	775,402	554,265
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(449,147)	(883,820)	(263,637)	(188,450)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	20,663	19,732	10,881	10,284
Profit with differentiated rates or untaxed	(96,751)	411,749	(49,175)	454,129
Transfer pricing adjustment	(8,574)	(5,384)		4,162
Tax loss carryforwards without recognizing deferred taxes	(14,460)	(14,266)	(5,594)	(4,815)
Indebtdness limit	(10,086)	(19,063)	(3,371)	(11,263)
Unrecorded deferred taxes on temporary differences	(90)	4,942	2,645	(4,489)
(Losses)/Reversal for deferred income and social contribution tax credits	1,195,920	558,426	1,407,768	372,947
Deferred taxes on foreign profit	(295)	(587)	(281)	(33)
Tax incentives	19,690	4,228	12,228	2,849
Other permanent deductions (additions)	3,333	754	7,596	101
Income tax and social contribution in profit for the period	660,203	76,711	1,119,060	635,422
Effective tax rate	-50%	-3%	-144%	-115%
				Parent company
	Six months ended		Three months ended
	6/30/2019	6/30/2018	6/30/2019	6/30/2018
Profit before income tax and social contribution	30,470	2,316,684	(7,203)	385,171
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(10,360)	(787,673)	2,449	(130,958)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	517,699	552,641	330,880	543,843
Indebtdness limit	(10,086)	(19,063)	(3,371)	(11,263)
(Losses)/Reversal for deferred income and social contribution tax credits	1,195,920	558,426	1,407,768	372,947
Other permanent deductions (additions)	13,868	11,298	14,560	710
Income tax and social contribution in profit for the period	1,707,041	315,629	1,752,286	775,279
Effective tax rate	-5602%	-14%	24327%	-201%

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15.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

				Consolidated
	Opening balance	Movement			Closing balance
	12/31/2018	Shareholders' Equity	P&L	Others	06/30/2019

Deferred
Income tax losses	959,240		481,643	6,121	1,447,004
Social contribution tax losses	367,358		173,394	2,389	543,141
Temporary diferences	(1,838,935)	3,594	987,586	(8,510)	(856,265)
Provision for tax. social security, labor, civil and environmental risks	267,237		(61,900)		205,337
Provision for environmental liabilities	67,143		(2,109)		65,034
Asset impairment losses	81,341		(5,145)		76,196
Inventory impairment losses	38,760		(2,134)		36,626
(Gains)/losses on financial instruments	(3,319)		(863)		(4,182)
(Gains)/losses on financial assets measured through profit or loss	363,095		52,382		415,477
Actuarial liability (pension and healthcare plan)	276,032	(31,924)	514		244,622
Accrued supplies and services	95,644		5,851		101,495
Allowance for doubtful debts	61,415		(8,494)		52,921
Unrealized exchange variation (1)	1,010,532		(87,622)		922,910
Gain upon loss of control in Transnordestina	(92,180)				(92,180)
Cash flow hedge accounting	490,041	(178,522)			311,519
Acquisition at fair value of SWT and CBL	(172,114)	2,488	12,159		(157,467)
Deferred taxes not computed	(252,940)		(16,448)	(8,900)	(278,288)
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(3,086,572)	210,447	1,195,920	390	(1,679,815)
Business Combination	(1,030,812)		3,676		(1,027,136)
Others	47,762	1,105	(98,201)		(49,334)
Total	(512,337)	3,594	1,642,623		1,133,880

Total Deferred Assets	89,394				1,743,405
Total Deferred Liabilities	(601,731)				(609,525)
Total Deferred	(512,337)				1,133,880

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				Parent Company
	Opening balance	Movement			Closing balance
	12/31/2018	Shareholders' Equity	P&L	Others	06/30/2019

Deferred
Income tax losses	834,141		469,539	(287)	1,303,393
Social contribution tax losses	322,283		169,034	(103)	491,214
Temporary diferences	(1,173,858)		1,068,457	390	(105,011)
Provision for tax. social security, labor, civil and environmental risks	210,382		(61,349)		149,033
Provision for environmental liabilities	64,906		(3,673)		61,233
Asset impairment losses	57,444		(4,923)		52,521
Inventory impairment losses	15,326		650		15,976
(Gains)/losses on financial instruments	(3,319)		(863)		(4,182)
(Gains)/losses on financial assets measured through profit or loss	363,095		52,382		415,477
Actuarial liability (pension and healthcare plan)	279,132	(31,925)	514		247,721
Accrued supplies and services	84,509		6,010		90,519
Allowance for doubtful debts	45,565		(7,531)		38,034
Unrealized exchange variation (1)	1,014,309		(95,949)		918,360
Gain upon loss of control in Transnordestina	(92,180)				(92,180)
Cash flow hedge accounting	490,041	(178,522)			311,519
Estimated (losses)/reversals for deferred income tax and social contribution credits.	(3,086,572)	210,447	1,195,920	390	(1,679,815)
Business Combination	(699,383)				(699,383)
Deferred income tax and social contribution over CGPAR Business combination.	(22,609)				(22,609)
Others	105,496		(12,731)		92,765
Total	(17,434)		1,707,030		1,689,596

Total Deferred Assets					2,512,459
Total Deferred Liabilities	(17,434)				(822,863)
Total Deferred	(17,434)				1,689,596

 (1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution on net income.

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In its corporate structure the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2014 and 2019, these foreign subsidiaries generated profits amounting to R$1,150,443. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$366,847.

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

A sensitivity analysis of tax credit was performed considering a variation of macroeconomics assumptions, operating performance and liquidity events. In this way, considering the results of studies performed, which indicates that it is probable that there will be taxable income to use the deferred income and social contribution taxes balance, we estimate the realization installments of deferred assets, detailing year by year for the first five years.

The estimated recovery of deferred tax assets of IRPJ and CSLL, is as follows:

In millions of reais	Consolidated	Parent Company
2020	238	238
2021	721	721
2022	946	946
2023	607	607
Subtotal	2,512	2,512

15.c) Income statement and social contribution recognized in the shareholders’ equity

The income statement and social contribution recognized directly in the shareholder’s equity are demonstrated below:

	Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Income tax and social contribution
Actuarial gains on defined benefit pension plan	144,834	176,700	148,123	180,048
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(148,123)	(180,048)	(148,123)	(180,048)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	311,519	490,041	311,519	490,041
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(311,519)	(490,041)	(311,519)	(490,041)
	(328,639)	(328,698)	(325,350)	(325,350)

15.d) Impairment test - Deferred taxes

The Company's management constantly evaluates the ability to use its tax credits. In this direction, CSN periodically updates a technical study to demonstrate if the generation of future taxable profits support the realization of tax credits and, consequently support the realization of tax credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

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This study is prepared at Entity level, in accordance with the Brazilian tax legislation, and is performed considering the Parent company’s projections, which is the entity that generates a significant amount of tax credits, mainly, temporary differences. The parent company covers the following businesses:

• Steel Brazil (steel); and

• Cement;

The deferred tax assets on tax losses and temporary differences refers mainly to the following:

	Nature	Description
Tax losses

The Company incur tax losses at the parent company level, because of financial expenses over its leverage, since it holds substantially all loans and financings of CSN group and presented a taxable income in 2018.

Temporary differences	Foreign exchange differences

Since 2012 the Company opted for the taxation of exchange differences on a cash basis. As a result of the cash basis tax treatment, taxes are only due, and expenses are only deductible at the time of debt settlement.

	Losses on Usiminas shares	The losses on Usiminas shares are recognized on an accrual basis, but the taxable event will occur only at the time of divestment.
Other provisions

Various accounting provisions are recognized on an accrual basis, but their taxation occurs only at the time of its realization, such as provisions for contingencies, impairment losses, environmental liabilities, etc.

The study prepared is based on the Company business plan of on a long-term basis, reasonably estimated by management and considered several scenarios which vary according to different macroeconomic and operating assumptions.

The model for projection of taxable profit considers two main indicators:

•        Pre-Tax Profit, reflecting our projected EBITDA plus depreciation, other income and expenses and financial income (expenses); and

•        Taxable Profit, which is our pre-tax profit plus (minus) expenses and income items that are taxable at a time different from the time obtained on an accrual basis (temporary differences).

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In addition, a sensitivity analysis of tax credits utilization considering a variation in macroeconomic assumptions, operational performance and liquidity events took place.

A significant aspect to be considered in the analysis is the fact that CSN has presented recent tax losses mainly due to the deterioration of the Brazilian political and macroeconomic environment, as well as the growth of its financial leverage. These two aspects combined led to an unbalance between the financial and operating results of the Parent company.

Within this context, the Company works with a business plan to rebalance between the financial and operating results of the Parent company, whose main measures are:

•        Expansion of disinvestment efforts;

•        Reduction of financial leverage;

•        Improvement in operating results due to increased sales volume, better prices of its products and efficiency in controlling production costs and

•        Reprofiling of the Parent company's indebtedness, with negotiations to extend the amortization periods and decentralization of debt through redirection of contracts to subsidiaries according to the nature and application of resources.

With the measures already in execution, the Company's management expects to retake high profitability rates. Accordingly, management considers that the gradual recognition of tax credits, using at first a time of projections of less than 10 years, better reflects the expectation of utilization of the credits recognized in the Company's tax books. Because of the study, the Company reversed as of June 30, 2019 R$ 1,615,279 of the loss recorded in previous years, with a balance of deferred fixed assets recognized in the amount of R$ 2,512,459 in the Parent Company.

16.    PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

 Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Tax	118,856	118,490	52,987	46,321	48,997	48,789	33,857	27,493
Social security	18,062	70,084		50,898	17,504	67,978		50,898
Labor	324,150	362,228	225,880	214,625	240,376	277,590	167,976	162,870
Civil	162,929	210,264	27,311	22,024	133,016	180,546	16,852	11,871
Environmental	39,432	31,390	3,651	1,900	34,489	28,030	2,161	1,900
Deposit of a guarantee			11,515	12,182				563
	663,429	792,456	321,344	347,950	474,382	602,933	220,846	255,595

Classification
Current	111,423	106,503			67,210	64,856
Non-current	552,006	685,953	321,344	347,950	407,172	538,077	220,846	255,595
	663,429	792,456	321,344	347,950	474,382	602,933	220,846	255,595

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The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended June 30, 2019 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2018	Additions	Accrued charges	Net utilization of reversal	06/30/2019
Tax	118,490	16,391	2,164	(18,189)	118,856
Social security	70,084	2,490	320	(54,832)	18,062
Labor	362,228	13,214	28,840	(80,132)	324,150
Civil	210,264	24,061	9,993	(81,389)	162,929
Environmental	31,390	6,400	3,672	(2,030)	39,432
	792,456	62,556	44,989	(236,572)	663,429

					Parent Company
					Current + Non-current
Nature	12/31/2018	Additions	Accrued charges	Net utilization of reversal	06/30/2019
Tax	48,789	15,071	708	(15,571)	48,997
Social security	67,978	1,932	320	(52,726)	17,504
Labor	277,590	9,434	18,676	(65,324)	240,376
Civil	180,546	23,103	5,253	(75,886)	133,016
Environmental	28,030	4,035	3,210	(786)	34,489
	602,933	53,575	28,167	(210,293)	474,382

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax provision are subject to SELIC (Central Bank’s policy rate).

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▪   Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of June 30, 2019 and December 31, 2018.

	Consolidated
	06/30/2019	12/31/2018
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution - Capital gain on sale of Namisa's shares	12,116,615	11,812,071
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa.	3,794,437	3,722,888
Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	2,206,931	2,165,088
Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010 and 2011	1,926,618	1,891,149
Tax foreclosures - ICMS - Electricity credits	998,683	974,479
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,482,290	1,481,382
Disallowance of the ICMS credits - Transfer of iron ore	518,744	529,607
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	302,580	294,527
Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	527,386	516,583
Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	248,988	243,007
CFEM – difference of understanding between CSN and DNPM on the calculation basis	320,206	311,582
Assessment Notice- ICMS- questions about sales for incentive area	993,706	976,438
Other tax lawsuits (federal, state, and municipal)	3,795,897	3,625,167
social security lawsuits	303,757	287,823
Enforcement action applied by Brazilian antitrust authorities (CADE)	92,289	101,683
Other civil lawsuits	989,586	922,171
Labor and social security lawsuits	1,547,442	1,537,078
Tax foreclosures – Fine – Volta Redonda IV	81,523	75,530
Other environmental lawsuits	171,542	144,235
	32,419,130	31,612,488

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

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17.    PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2018 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of June 30, 2019.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Environmental liabilities	190,673	198,386	180,413	191,216
Asset retirement obligations	100,338	83,380	759	668
	291,011	281,766	181,172	191,884

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18.    RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2018.

18.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•      By transaction

	Current		Non-current		Total
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018

Assets
Trade receivables (note 6)	180,632	93,317			180,632	93,317
Dividends receivable (note 8)	47,023	46,171			47,023	46,171
Actuarial asset (note 8)			87,623	99,894	87,623	99,894
Financial investments/ investments	91,562	92,332			91,562	92,332
Loans (note 8)	2,798	2,675	806,297	706,605	809,095	709,280
Other receivables (note 8)	2,827	3,649	218,840	218,840	221,667	222,489
	324,842	238,144	1,112,760	1,025,339	1,437,602	1,263,483
Liabilities
Other payables (Note 14)
Accounts payable	22,647	29,286	82,128	96,629	104,775	125,915
Provision for consumption and services	535	6,213			535	6,213
Trade payables	289,655	135,801			289,655	135,801
Actuarial liabilities			7,982	7,982	7,982	7,982
	312,837	171,300	90,110	104,611	402,947	275,911

	06/30/2019	06/30/2018
P&L
Revenues
Sales	602,130	585,554
Interest (note 24)	40,101	30,233
Expenses
Purchases	(1,062,858)	(611,011)
Foreing exchange and monetary variations, net	(980)	13,174
	(421,607)	17,950

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•      By company

											Consolidated
	Asset			Liabilities			P&L
	Current	Non-Current	Total	Circulante	Non-Current	Total	Sales	Purchases	Financial income (expenses), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.				2,159		2,159
MRS Logística S.A.	46,171		46,171	90,579	82,128	172,707		(551,019)			(551,019)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	852		852	36,090		36,090	15	(102,721)			(102,706)
Transnordestina Logística S.A (1)	448	1,014,140	1,014,588	1,250		1,250	131	(3,579)	28,912		25,464
	47,471	1,014,140	1,061,611	130,078	82,128	212,206	146	(657,319)	28,912		(628,261)
Other related parties
CBS Previdência		87,623	87,623		7,982	7,982
Banco Fibra (2)	91,562		91,562						11,066	(980)	10,086
Usiminas	1,444		1,444	166,056		166,056		(345,355)			(345,355)
Panatlântica (3)	142,310		142,310	15,889		15,889	556,550	(53,826)			502,724
Vicunha Ind de Implementos							70	(158)			(88)
Outras related parties	2,028		2,028	814		814	2,092	(6,200)			(4,108)
	237,344	87,623	324,967	182,759	7,982	190,741	558,712	(405,539)	11,066	(980)	163,259
Associates
Arvedi Metalfer do Brasil S.A.	40,027	10,997	51,024				43,272		123		43,395
Total at 06/30/2019	324,842	1,112,760	1,437,602	312,837	90,110	402,947	602,130	(1,062,858)	40,101	(980)	(421,607)
Total em 12/31/2018	238,144	1,025,339	1,263,483	171,300	104,611	275,911
Total at 06/30/2018							585,554	(611,011)	30,233	13,174	17,950

1.     Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: average rate interest from 126,98% of the CDI. As of June 30, 2019, the loans amounted to R$795,300 (R$706,605 as of December 31, 2018).

2.     Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2028.

3.     Panatlântica: Receivables from the sale of steel products.

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•      By transaction

						Parent Company
	Current		Non current		Total
	06/30/2019	12/31/2018	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Assets
Trade receivables (1) (note 6)	1,101,862	906,865			1,101,862	906,865
Dividends receivable (Note 8)	39,315	259,186			39,315	259,186
Actuarial asset (note 8)			75,778	85,415	75,778	85,415
Loans (note 8)	23,812	22,807	734,419	588,285	758,231	611,092
Financial investments / Investments (2)	99,451	99,109	86,641	103,640	186,092	202,749
Other receivables (3) (note 8)	15,253	15,395	467,978	458,177	483,231	473,572
	1,279,693	1,303,362	1,364,816	1,235,517	2,644,509	2,538,879
Liabilities
Borrowings and financing
Prepayment (note 12)	1,309,285	1,363,140	4,694,140	4,250,264	6,003,425	5,613,404
Intercompany Bonds (nota 12)	2,369	2,395	356,395	360,356	358,764	362,751
Intercompany Loans (note 12)	1,402,387	1,704,888	1,961,785		3,364,172	1,704,888
	2,714,041	3,070,423	7,012,320	4,610,620	9,726,361	7,681,043
Other payables (Note 14)
Accounts payable	8,004	8,060		14,501	8,004	22,561
Provision for consumption and services	312,146	299,996			312,146	299,996
Trade payables	711,813	344,076			711,813	344,076
Actuarial liabilities			7,982	7,982	7,982	7,982
	1,031,963	652,132	7,982	22,483	1,039,945	674,615

	06/30/2019	06/30/2018
P&L
Revenues
Sales/Others	1,553,935	1,808,031
Interest (note 24)		26,642
Exclusive funds (note 24)	1,229	754
Foreing exchange and monetary variations, net	93,608
Despesas
Purchases	(1,475,966)	(989,301)
Interest (note 24)	(114,445)	(222,537)
Foreing exchange and monetary variations, net		(1,139,114)
	58,361	(515,525)

1.     Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.     Assets: Financial investments classified in current total, are investments in exclusive funds and in the Fibra Bank. In noncurrent refers to investments in Usiminas shares classified as fair value through profit or loss.

3.     Noncurrent: Refers mainly to advance for future capital increase, dividends receivable and receivables from acquisition of debentures.

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•      By company

											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Shares/Others	Purchases	Financial income/expenses, net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	280,125	121,336	401,461	14,083		14,083	363,283	(27,663)			335,620
Estanho de Rondônia S.A.	22,640	6,804	29,444					(19,541)	883		(18,658)
Sepetiba Tecon S.A.	12,252	106,646	118,898	27,811		27,811		(37,042)			(37,042)
Minérios Nacional S.A.	19		19	4		4	25	(4)			21
CSN Mineração S.A. (2)	83,411		83,411	323,831		323,831	45,150	(644,056)			(598,906)
CSN Energia S.A.	14,309		14,309	117,578		117,578		(97,077)			(97,077)
Ferrovia Transnordestina Logística S.A.	455	47,169	47,624	136		136	1,067	(41)	347		1,373
Companhia Siderúrgica Nacional, LLC (3)	356,816		356,816	316,684		316,684	397,378			(832)	396,546
CSN Resources S.A. (4)				1,301,579	3,975,320	5,276,899			(131,424)	48,139	(83,285)
CSN Steel Corp				7,931	890,842	898,773			(17,013)	20,380	3,367
Lusosider Aços Planos, S.A.	208,582		208,582	1		1	188,304				188,304
CSN Islands XI Corp. (5)				24,594	1,013,034	1,037,628				39,338	39,338
CSN Islands XII Corp. (6)				1,376,921	861,577	2,238,498				(12,074)	(12,074)
Companhia de Embalagens Metálicas MMSA				46		46
Companhia Florestal do Brasil	1,103	500	1,603
CSN Steel Holdings 1, S.L.U.				754	67,887	68,641			(754)	(63)	(817)
CSN Productos Sider. S.L.				2,262	203,660	205,922			(2,262)	(300)	(2,562)
	979,712	282,455	1,262,167	3,514,215	7,012,320	10,526,535	995,207	(825,424)	(150,223)	94,588	114,148
Joint-venture and Joint-operation
MRS Logística S.A.	23,091		23,091	20,793		20,793		(179,721)			(179,721)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	852		852	27,501		27,501	15	(70,439)			(70,424)
Transnordestina Logística S.A. (7)	248	919,942	920,190						25,242		25,242
	24,191	919,942	944,133	48,294		48,294	15	(250,160)	25,242		(224,903)
Other related parties
CBS Previdência		75,778	75,778		7,982	7,982
Banco Fibra	91,237		91,237						10,413	(980)	9,433
Usiminas	185		185	167,328		167,328		(344,442)			(344,442)
Panatlântica (8)	142,310		142,310	15,954		15,954	556,550	(53,826)			502,724
Ibis Participações e Serviços								(1,563)			(1,563)
Vicunha Ind. de Implementos								(158)			(158)
Other related parties	2,028		2,028	213		213	2,163	(393)			1,770
	235,760	75,778	311,538	183,495	7,982	191,477	558,713	(400,382)	10,413	(980)	167,764
Associates
Arvedi Metalfer do Brasil S.A.	31,816		31,816						123		123

Exclusive funds
Diplic, Caixa Vertice, VR1, BB Steel (9)	8,214	86,641	94,855						1,229		1,229
Total at 06/30/2019	1,279,693	1,364,816	2,644,509	3,746,004	7,020,302	10,766,306	1,553,935	(1,475,966)	(113,216)	93,608	58,361
Total at 12/31/2018	1,303,362	1,235,517	2,538,879	3,722,555	4,633,103	8,355,658
Total at 06/30/2018							1,808,031	(989,301)	(195,141)	(1,139,114)	(515,525)

1.       Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$280,125 (R$254,464 as of December 31,2018), and debentures from the indirect subsidiary CBL in the amount of R$121,336 (R$121,336 as of December 31,2018).

2.       CSN Mineração:

Liabilities: Payables from purchases of iron ore and port services in the amount of R$323,831(119,952 as of December 31,2018).

3.       Companhia Siderurgica Nacional, LLC: Receivables of R$356,816 (R$357,257 as of December 31, 2018), related to sale of steel for resale. Current liabilities refers mainly a commission expenses and logistics in the operations of sales steel to resale in the amount of R$ 316,684 (R$298,866 as of December 31,2018).

4.       CSN Resources SA: Prepayment contracts in dollar and Fixed Rate Notes. As of June 30, 2019, the loans amounted to R$5,276,899 (R$4,961,357 as of December 31, 2018).

5.       CSN Islands XI Corp.: Intercompany contracts in US dollars. As of June 30, 2019, the loans amounted to R$1,037,628 (R$179,677 as of December 31, 2018).

6.     CSN Islands XII Corp.: Refers mainly to Intercompany contracts in dollar. As of June 30, 2019, the loans amounted to R$2,238,498 (R$1,525,211 as of December 31, 2018).

7.     Transnordestina Logística S.A: noncurrent assets: refers to loan agreements in the amount of R$701,102(R$588,285 as of December 31,2018) and advance for future capital increase in the amount of R$218,840 (R$218,840 as of December 31,2018).

8.       Panatlântica: current assets: refers to accounts receivable for the supply of flat steel in the amount of R$142,310 (R$53,027 on December 31, 2018).

9.     Exclusive funds: Current assets: Refers to investments in government securities and CDBs, in the amount of R$8,214(R$6,989 as of December 31,2018).  Noncurrent assets: Refers to Usiminas S.A. shares in the amount of R$86,641(R$103,640 as of December 31,2018). The funds VR1 and Diplic II are managed by Taquari Asset.

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18.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of June 30, 2019.

	06/30/2019	06/30/2018
	Statement of income
Short-term benefits for employees and officers	22,909	23,975
Post-employment benefits	26	52
	22,935	24,027

19.    SHAREHOLDERS’ EQUITY

19.a) Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2019 and December 31, 2018 is R$4,540,000 represented by 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

19.b) Authorized capital

The Company’s bylaws in effect as of June 30, 2019 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

19.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6404/76, up to the ceiling of 20% of the share capital.

19.d) shareholder structure

As of June 30, 2019, the Company’s shareholder structure was as follows:

			6/30/2019			12/31/2018
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	278,270,019	20.06%	20.16%	284,152,319	20.48%	20.59%
Other shareholders	364,128,771	26.24%	26.38%	358,246,471	25.82%	25.95%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

 (*) Controlling group companies.

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19.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Sale of shares		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9,22 e R$ 9,45	2,350,000					2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8,70 e R$ 9,48	9,529,500					11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8,61 e R$ 9,72	31,544,500					43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9,33 e R$ 11,54	26,781,661					70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)			10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400					10,446,061
	8/18/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/18/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9,47 e R$ 10,07	6,791,300					6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4,48 e R$ 9,16	21,758,600					28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4,90 e R$ 5,39	1,841,100					30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015								30,391,000
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Não aplicável	Não aplicável	R$ 0.00	R$ 0.00		22,981,500	(2)	7,409,500

 (*) There was no share buyback in this program.

1. In 2014, the Board of Directors approved the cancellation of 70,446,061 shares held in treasury without changing the value of the Company's capital stock.

2. In April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$ 213,494. The Company. The Company recognized a profit on the sale of the shares in the amount of the amount of R$ 32,690.

As of June 30, 2019, the position of the treasury shares was as follows:

Quantity purchased (in units)	Amount	Share price			Share
	paid for				market price
	the shares	Minimum	Maximum	Average	as of 06/30/2019 (*)
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$ 7.86	R$ 123,368

 (*) The average quotation as of June 30, 2019 in the amount R$ 16,65 per share was used.

19.f) Policy on investments and payment of interest on capital and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the allocation of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

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19.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

			Parent Company
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
	Common shares		Common shares
(Loss) profit for the year	1,737,511	2,632,313	1,745,083	1,160,450
Weighted average number of shares	1,380,114,547	1,366,272,877	1,380,114,547	1,375,312,269
Basic and diluted EPS	1.25896	1.92664	1.26445	0.84377

The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share

20.    PAYMENT TO SHAREHOLDERS

The Company's bylaws provide for the distribution of minimum dividends of 25% of adjusted net income under the law, to the holders of its shares.

At the Annual General Meeting held on April 26, 2019, the payment of the minimum mandatory dividend for the year 2018 was approved, amounting to R$898,332, corresponding to R$ 0.650910577222 per share. Dividends were paid as of May 29, 2019, without monetary restatement, as per Notice to Shareholders disclosed on May 27, 2019.

Dividends are calculated in accordance with the Company's Bylaws and in accordance with the Brazilian Corporate Law.

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21.      NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Gross revenue
Domestic market	7,133,529	6,798,802	3,570,356	3,496,659
Foreign market	7,490,502	5,663,705	4,197,400	3,054,417
	14,624,031	12,462,507	7,767,756	6,551,076
Deductions
Sales returns and discounts	(135,009)	(118,230)	(74,615)	(56,929)
Taxes on sales	(1,582,814)	(1,591,313)	(792,399)	(807,133)
	(1,717,823)	(1,709,543)	(867,014)	(864,062)
Net revenue	12,906,208	10,752,964	6,900,742	5,687,014

				Parent Company
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Gross revenue
Domestic market	6,852,245	6,486,356	3,433,997	3,313,928
Foreign market	749,913	1,125,109	359,071	501,628
	7,602,158	7,611,465	3,793,068	3,815,556
Deductions
Sales returns and discounts	(129,703)	(100,692)	(72,405)	(55,219)
Taxes on sales	(1,468,423)	(1,459,370)	(737,848)	(737,911)
	(1,598,126)	(1,560,062)	(810,253)	(793,130)
Net revenue	6,004,032	6,051,403	2,982,815	3,022,426

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22.    EXPENSES BY NATURE

				Consolidated
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Raw materials and inputs	(3,705,988)	(3,404,104)	(1,908,191)	(1,852,973)
Labor cost	(1,330,627)	(1,325,318)	(700,443)	(673,560)
Supplies	(960,940)	(830,240)	(488,436)	(424,771)
Maintenance cost (services and materials)	(686,489)	(596,006)	(363,503)	(305,883)
Outsourcing services	(1,161,315)	(1,169,415)	(620,638)	(621,519)
Freight	(787,501)	(650,094)	(318,747)	(311,138)
Depreciation, amortization and depletion	(637,811)	(616,786)	(331,645)	(311,611)
Others	(438,732)	(369,958)	(262,640)	(211,647)
	(9,709,403)	(8,961,921)	(4,994,243)	(4,713,102)

Classified as:
Cost of sales	(8,463,764)	(7,808,661)	(4,442,269)	(4,123,918)
Selling expenses	(999,757)	(928,012)	(426,273)	(471,509)
General and administrative expenses	(245,882)	(225,248)	(125,701)	(117,675)
	(9,709,403)	(8,961,921)	(4,994,243)	(4,713,102)

			Parent Company
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Raw materials and inputs	(3,557,537)	(2,680,296)	(1,794,877)	(1,351,323)
Labor cost	(607,212)	(632,981)	(313,517)	(315,354)
Supplies	(675,114)	(588,184)	(325,874)	(298,468)
Maintenance cost (services and materials)	(330,753)	(319,597)	(163,262)	(160,087)
Outsourcing services	(436,358)	(487,529)	(231,474)	(250,472)
Freight	(152,030)	(169,334)	(81,260)	(84,358)
Depreciation, amortization and depletion	(310,659)	(293,978)	(153,547)	(151,431)
Others	(16,662)	(10,999)	(13,165)	(5,826)
	(6,086,325)	(5,182,898)	(3,076,976)	(2,617,320)

Classified as:
Cost of sales	(5,708,242)	(4,745,575)	(2,875,154)	(2,408,202)
Selling expenses	(259,147)	(305,410)	(139,003)	(150,748)
General and administrative expenses	(118,936)	(131,913)	(62,819)	(58,370)
	(6,086,325)	(5,182,898)	(3,076,976)	(2,617,320)

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Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Production cost	621,670	603,270	323,005	304,926
Selling expenses	3,415	3,256	2,136	1,613
General and administrative expenses	12,726	10,260	6,504	5,072
	637,811	616,786	331,645	311,611
Other operational (*)	46,681	24,651	24,777	10,697
	684,492	641,437	356,422	322,308

				Parent Company
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Production cost	300,747	284,595	148,110	146,834
Selling expenses	2,667	2,455	1,689	1,217
General and administrative expenses	7,245	6,928	3,748	3,380
	310,659	293,978	153,547	151,431
Other operational (*)	3,238		2,343
	313,897	293,978	155,890	151,431

(*) Refers mainly to depreciation and  amortization of paralyzed assets as described in note 23.

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23.    OTHER OPERATING INCOME (EXPENSES)

		Consolidado	Consolidated
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Other operating income
Indemnities	1,669	36,700	382	36,154
Rentals and leases	4,458	920	2,296	460
Dividends received	28,432	6,203	28,052	6,203
PIS and COFINS to compensate (1)	87,394
Contractual fines	1,886	3,029	1,022	1,249
Updated shares - VJR (Note 13II)	(119,470)	1,417,544	(247,123)	(518,845)
Gain on disposal of LLC		1,149,892		1,149,892
Other revenues	14,797	15,156	5,585	8,744
	19,166	2,629,444	(209,786)	683,857

Other operating expenses
Taxes and fees	(16,623)	(11,038)	(11,489)	(5,754)
Expenses with environmental liabilities, net	(23,735)	(25,469)	(15,128)	(21,679)
Write-off/(Provision) of judicial lawsuits	33,601	(47,933)	(8,826)	(19,547)
Depreciation of equipment paralyzed and amortization of intangible assets (note 22)	(46,681)	(24,651)	(24,777)	(10,697)
Write- off PP&E and intangible assets (note 10)	(31,793)	(1,864)	(18,081)	(3,211)
Estimated (Loss)/reversal in inventories	(65,152)	(14,032)	(24,003)	(7,546)
Idleness in stocks	(149,565)		(82,304)
Studies and project engineering expenses	(11,678)	(11,705)	(6,759)	(5,134)
Research and development expenses	(684)	(1,480)	(335)	(522)
Advisory expenses		(1,380)		(603)
Healthcare plan expenses	(57,540)	(48,634)	(28,454)	(22,546)
Reversal/(Provision) industrial reestructuring	871	(3,379)	871	(3,379)
Cash flow hedge realized (Note 13 b)	(446,659)	(13,732)	(262,442)
Actuarial Pension Plan	(1,512)		(1,512)
Other expenses	(139,923)	(85,115)	(109,462)	(41,135)
	(957,073)	(290,412)	(592,701)	(141,753)
Other operating income (expenses), net	(937,907)	2,339,032	(802,487)	542,104

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		Parent Company
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Other operating income
Indemnities	1,637	13,500	382	13,103
Rentals and leases	4,333	740	2,261	370
Dividends received	28,432	5,633	28,052	5,633
PIS and COFINS to compensate (1)	87,394
Contractual fines	1,457	1,621	771	661
Updated shares - VJR (Note 13II)	(119,470)	1,417,544	(247,123)	(518,845)
Other revenues	447	4,697	193	3,899
	4,230	1,443,735	(215,464)	(495,179)

Other operating expenses
Taxes and fees	(3,964)	(4,013)	(2,940)	(2,025)
Expenses with environmental liabilities, net	(5,004)	(19,289)	(1,691)	(17,816)
Write-off/(Provision) of judicial lawsuits	37,560	(39,523)	(6,893)	(13,602)
Depreciation of paralyzed equipment and amortization of intangible assets (Note 22)	(3,238)		(2,343)
Write- off PP&E and intagible assets (notes 10)	(15,032)	(14)	(1,491)	2
Estimated (Loss)/reversal in inventories	(18,623)	(12,918)	(9,688)	(14,385)
Studies and project engineering expenses	(12,303)	(9,920)	(5,195)	(4,343)
Research and development expenses	(684)	(1,480)	(335)	(522)
Cash flow hedge realized (Note 13 b)	(446,659)	(13,732)	(262,442)
Healthcare plan expenses	(57,321)	(48,640)	(28,345)	(22,544)
Advisory expenses		(1,261)		(603)
Idleness in stocks (2)	(149,565)		(82,304)
Actuarial pension plan	(1,512)		(1,512)
Other expenses	(96,924)	(61,390)	(83,495)	(32,527)
	(773,269)	(212,180)	(488,674)	(108,365)
Other operating income (expenses), net	(769,039)	1,231,555	(704,138)	(603,544)

(1)     Refers to non-inclusion of ICMS in the PIS and COFINS calculation basis.

(2)     Due to the reforms in blast furnace 3, there was unused capacity in which the volume of production was below normal.

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24.    FINANCIAL INCOME (EXPENSES)

		Consolidated
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018

Financial income
Related parties (note 18 a)	40,101	30,233	19,940	16,008
Income from financial investments	50,671	51,525	30,561	24,357
Other income	106,009	9,016	34,966	7,513
	196,781	90,774	85,467	47,878
Financial expenses
Borrowings and Financing - foreign currency	(534,863)	(459,175)	(282,514)	(243,674)
Borrowings and Financing - local currency	(464,124)	(519,647)	(229,433)	(255,374)
Lease liabilities	(17,413)		(15,335)
Capitalised interest (notes 10 and 28)	41,396	34,485	20,285	17,395
Interest, fines e late payment charges	(67,281)	(4,402)	(9,047)	(2,368)
Commission and bank fees	(87,865)	(88,251)	(43,682)	(46,376)
PIS/COFINS over financial income	(7,472)	(7,575)	(2,106)	(3,842)
Other financial expenses	(136,577)	32,802	(79,518)	45,732
	(1,274,199)	(1,011,763)	(641,350)	(488,507)
Foreign exchange and monetary variation, net
Monetary variation, net	(5,935)	(19,822)	5,776	(21,367)
Exchange variation, net	90,005	(645,786)	191,504	(530,167)
Exchange variation on derivatives	573	3,829	927	3,099
	84,643	(661,779)	198,207	(548,435)

Financial income (expenses), net	(992,775)	(1,582,768)	(357,676)	(989,064)

Statement of gain and (losses) on derivative transactions (note 12b)
Dollar to euro swap	573	3,829	927	3,099
	573	3,829	927	3,099

(1)     Refers mainly to the monetary adjustment of the recognition of the non-inclusion of ICMS in the PIS and COFINS calculation basis in the amount of R$ 76,412.

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		Consolidado	Parent Company
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Financial income
Related parties (note 18 a)	38,237	27,396	19,210	14,871
Income from financial investments	30,571	30,642	17,165	13,201
Other income	82,017	6,633	13,080	6,273
	150,825	64,671	49,455	34,345
Financial expenses
Borrowings and Financing - foreign currency	(156,259)	(100,018)	(79,127)	(42,443)
Borrowings and Financing - local currency	(410,161)	(452,486)	(203,935)	(223,998)
Related parties (note 18 a)	(151,453)	(222,537)	(80,353)	(121,624)
Lease liabilities	(1,623)		(659)
Capitalised interest (notes 10 and 28)	11,032	7,529	5,613	3,935
Interest, fines e late payment charges	(64,347)	(806)	(7,671)	(351)
Commission and bank fees	(82,156)	(77,904)	(40,122)	(39,976)
PIS/COFINS over financial income	(7,172)	(5,461)	(1,830)	(2,663)
Other financial expenses	(18,574)	59,555	15,406	56,184
	(880,713)	(792,128)	(392,678)	(370,936)
Foreign exchange and monetary variation, net
Monetary variation, net	5,981	(7,224)	6,942	(18,403)
Exchange variation, net	83,064	(674,109)	154,202	(660,934)
	89,045	(681,333)	161,144	(679,337)

Financial income (expenses), net	(640,843)	(1,408,790)	(182,079)	(1,015,928)

25.    SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2018. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								Six months ended
								06/30/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	2,335,536	19,001,458					(2,307,901)
Net revenues
Domestic market	5,081,908	543,481	115,931	674,746	147,529	265,852	(1,316,108)	5,513,339
Foreign market	2,183,661	4,626,743					582,465	7,392,869
Total net revenue (note 21)	7,265,569	5,170,224	115,931	674,746	147,529	265,852	(733,643)	12,906,208
Cost of sales and services	(6,601,862)	(2,002,558)	(90,647)	(511,603)	(127,482)	(286,743)	1,157,131	(8,463,764)
Gross profit	663,707	3,167,666	25,284	163,143	20,047	(20,891)	423,488	4,442,444
General and administrative expenses	(407,046)	(92,046)	(17,321)	(51,669)	(14,094)	(42,380)	(621,083)	(1,245,639)
Depreciation (note 22)	312,421	203,910	21,091	190,654	8,682	63,275	(162,222)	637,811
Proportionate EBITDA of joint ventures							269,581	269,581
Adjusted EBITDA	569,082	3,279,530	29,054	302,128	14,635	4	(90,236)	4,104,197

Sales by geographic area
Asia	1,744	3,449,972					582,465	4,034,181
North America	427,845							427,845
Latin America	83,718							83,718
Europe	1,670,622	1,176,771						2,847,393
Others	(268)							(268)
Foreign market	2,183,661	4,626,743					582,465	7,392,869
Domestic market	5,081,908	543,481	115,931	674,746	147,529	265,852	(1,316,108)	5,513,339
Total	7,265,569	5,170,224	115,931	674,746	147,529	265,852	(733,643)	12,906,208

								Three months ended
								06/30/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1,160,579	10,142,890					(1,139,218)
Net revenues
Domestic market	2,514,615	298,405	64,346	339,751	77,514	146,007	(687,389)	2,753,249
Foreign market	1,145,694	2,793,007					208,792	4,147,493
Total net revenue (note 21)	3,660,309	3,091,412	64,346	339,751	77,514	146,007	(478,597)	6,900,742
Cost of sales and services	(3,379,828)	(1,132,723)	(44,080)	(250,160)	(66,173)	(149,073)	579,768	(4,442,269)
Gross profit	280,481	1,958,689	20,266	89,591	11,341	(3,066)	101,171	2,458,473
General and administrative expenses	(210,180)	(50,304)	(7,883)	(24,245)	(7,113)	(21,545)	(230,704)	(551,974)
Depreciation (note 22)	155,080	112,210	13,591	98,464	4,341	31,526	(83,567)	331,645
Proportionate EBITDA of joint ventures							142,243	142,243
Adjusted EBITDA	225,381	2,020,595	25,974	163,810	8,569	6,915	(70,857)	2,380,387

Sales by geographic area
Asia	1,639	1,971,234					208,792	2,181,665
North America	292,057							292,057
Latin America	34,674							34,674
Europe	817,006	821,773						1,638,779
Others	318							318
Foreign market	1,145,694	2,793,007					208,792	4,147,493
Domestic market	2,514,615	298,405	64,346	339,751	77,514	146,007	(687,389)	2,753,249
Total	3,660,309	3,091,412	64,346	339,751	77,514	146,007	(478,597)	6,900,742

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								Six months ended
								06/30/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	2,598,238	15,604,021					(989,919)
Net revenues
Domestic market	4,711,992	443,523	129,931	701,212	203,314	282,571	(1,273,218)	5,199,325
Foreign market	3,055,718	2,039,230					458,691	5,553,639
Total net revenue (note 21)	7,767,710	2,482,753	129,931	701,212	203,314	282,571	(814,527)	10,752,964
Cost of sales and services	(6,176,541)	(1,649,855)	(94,936)	(506,035)	(139,876)	(247,172)	1,005,754	(7,808,661)
Gross profit	1,591,169	832,898	34,995	195,177	63,438	35,399	191,227	2,944,303
General and administrative expenses	(497,860)	(66,319)	(18,507)	(48,607)	(13,907)	(41,374)	(466,686)	(1,153,260)
Depreciation (note 22)	305,347	208,440	9,128	128,443	8,629	60,533	(103,734)	616,786
Proportionate EBITDA of joint ventures							253,337	253,337
Adjusted EBITDA	1,398,656	975,019	25,616	275,013	58,160	54,558	(125,856)	2,661,166

Sales by geographic area
Asia	18,035	1,846,508					458,691	2,323,234
North America	1,038,907							1,038,907
Latin America	214,007							214,007
Europe	1,747,425	192,722						1,940,147
Others	37,344							37,344
Foreign market	3,055,718	2,039,230					458,691	5,553,639
Domestic market	4,711,992	443,523	129,931	701,212	203,314	282,571	(1,273,218)	5,199,325
Total	7,767,710	2,482,753	129,931	701,212	203,314	282,571	(814,527)	10,752,964

								Three months ended
								06/30/2018
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1,320,852	8,129,858					(486,574)
Net revenues
Domestic market	2,421,363	224,873	64,287	370,270	112,695	151,838	(661,271)	2,684,055
Foreign market	1,672,051	1,106,286					224,622	3,002,959
Total net revenue (note 21)	4,093,414	1,331,159	64,287	370,270	112,695	151,838	(436,649)	5,687,014
Cost of sales and services	(3,276,204)	(854,564)	(48,993)	(261,862)	(73,590)	(121,890)	513,185	(4,123,918)
Gross profit	817,210	476,595	15,294	108,408	39,105	29,948	76,536	1,563,096
General and administrative expenses	(263,802)	(45,455)	(8,534)	(25,300)	(6,974)	(21,400)	(217,719)	(589,184)
Depreciation (note 22)	154,884	101,954	5,093	63,822	4,314	33,851	(52,307)	311,611
Proportionate EBITDA of joint ventures							134,052	134,052
Adjusted EBITDA	708,292	533,094	11,853	146,930	36,445	42,399	(59,438)	1,419,575

Sales by geographic area
Asia	17,879	994,356					224,622	1,236,857
North America	608,201							608,201
Latin America	108,450							108,450
Europe	918,412	111,930						1,030,342
Others	19,109							19,109
Foreign market	1,672,051	1,106,286					224,622	3,002,959
Domestic market	2,421,363	224,873	64,287	370,270	112,695	151,838	(661,271)	2,684,055
Total	4,093,414	1,331,159	64,287	370,270	112,695	151,838	(436,649)	5,687,014

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•      Adjusted EBITDA

Adjusted EBITDA is the principal measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

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				Consolidated
	Six months ended		Three months ended
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Net income (loss) for the year	1,981,225	2,676,182	1,894,462	1,189,687
Depreciation/Amortization/Depletion (note 22)	637,811	616,786	331,645	311,611
Income tax and social contribution (note 15)	(660,203)	(76,711)	(1,119,060)	(635,422)
Financial income (expenses) (note 24)	992,775	1,528,768	357,676	989,064
EBITDA	2,951,608	4,799,025	1,464,723	1,854,940
Other operating income (expenses) (note 23)	937,907	(2,339,032)	802,487	(542,104)
Equity in results of affiliated companies (note 9.b)	(54,899)	(52,164)	(29,066)	(27,313)
Proportionate EBITDA of joint ventures	269,581	253,337	142,243	134,052
Adjusted EBITDA (*)	4,104,197	2,661,166	2,380,387	1,419,575

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

26.    EMPLOYEE BENEFIT

The information related to employee benefits didn’t change compared to that disclosed in the Company’s financial statements as of December 31, 2018. Accordingly, management has decided not repeat them in this interim financial information.

Actuarial calculations are updated at the end of each year by external actuarial and presented in the financial statements in accordance with CPC 33(R1) – Employee benefits and IAS 19 – Employee Benefits. For the health plan there was a sporadic update dated June 30,2019.

Refers to the health plan created on December 1, 1996 exclusively to cover former employees retired until March 20, 1997 and their respective legal dependents. Since then, the health plan does not allow the inclusion of new participants. The plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	6/30/2019	12/31/2018
Present value of obligations	804,756	897,137
Liabilities	804,756	897,137

The reconciliation of health benefit liabilities is as follows:

	06/30/2019	12/31/2018
Actuarial liability at the beginning of the year	897,137	866,784
Expenses recognized in income for the year	41,274	85,748
Sponsor’s contributions transferred in prior year	(39,762)	(71,632)
Recognition of actuarial loss/(gain)	(93,893)	16,237
Actuarial liability at the end of the year	804,756	897,137

Actuarial gains and losses recognized in equity are as follows:

	06/30/2019	12/31/2018
Actuarial gain (loss) on obligation	(93,893)	16,237
Gain (loss) recognized in shareholders' equity	(93,893)	16,237

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The following is the weighted average life expectancy based on the mortality table used to determine actuarial obligations:

	06/30/2019	12/31/2018
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.34	41.59
Female	41.34	45.30

The actuarial assumptions used to calculate post-employment health benefits were:

	06/30/2019	12/31/2018
Biometric and Demographic
General mortality table	AT 2000 aggravated in 20%	AT 2000 segregated by gender

Financial
Actuarial nominal discount rate	3.83%	9.62%
Inflation	3.50%	4.75%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real a.a.	0.5% - 3.00% real a.a.
Nominal increase medical costs growth rate	6.86%	8.15%
Average medical cost (Claim cost)	1,054.65	1,054.65

27.    INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2019, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from March 31, 2019 to March 31, 2020. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of US$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon. Management understands that the policies covers its assets and the risks to which the Company is subject.

The risk assumptions adopted, given their nature, are not within the scope of an audit of the financial statements, consequently not audited by our independent auditors.

28.    ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

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		Consolidated	Parent Company
	06/30/2019	12/31/2018	06/30/2019	12/31/2018
Income tax and social contribution paid (1)	355,253	62,736
Addition to PP&E with interest capitalization (notes 10 and 24)	41,396	34,485	11,032	7,529
Initial adoption CPC 06 – Right of use (note 14a)	640,989		61,072
Remeasurement – Right of use (note 14 a)	3,211		(9,567)
Acquisition of fixed assets without cash	25,188		25,188
Capitalization in subsidiaries without cash			26,399	33,633
	1,066,037	97,221	114,124	41,162

(1) For calendar year 2019, the Company opted for taxation based on Quarterly Real Profit, based on art. 9,430 / 96, with the income tax and social contribution due payable in a single installment, until the last business day of the month following the end of each quarter.

29.    STATEMENT OF COMPREHENSIVE INCOME

				Consolidated
	Six months ended		Three months ended
	6/30/2019	6/30/2018	6/30/2019	6/30/2018
Profit for the year	1,981,225	2,676,182	1,894,462	1,189,687

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	59	59	29	29
Actuarial (losses)/gains on defined benefit pension plan	93,894		93,894
	93,953	59	93,923	29

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(27,936)	11,996	(6,132)	(25,962)
Fair value through other comprehensive income		(1,559,680)
(Loss)/gain on the percentage change in investments	(1,995)	(105)	(1,995)	(105)
(Loss)/gain on cash flow hedge accounting	78,403	(1,351,935)	96,843	(1,333,289)
Realization on cash flow hedge accounting reclassified to income statements	446,659	13,732	262,442
(Loss)/gain on net investment hedge in foreign subsidiaries	6,595	(24,933)	415	(20,073)
(Loss)/gain on business combination		(651)		(651)
	501,726	(2,911,576)	351,573	(1,380,080)

	595,679	(2,911,517)	445,496	(1,380,051)

Total comprehensive income for the period	2,576,904	(235,335)	2,339,958	(190,364)

Attributable to:
Controlling shareholders	2,333,190	(279,204)	2,190,579	(219,601)
Non-controlling shareholders	243,714	43,869	149,379	29,237
	2,576,904	(235,335)	2,339,958	(190,364)

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				Parent Company
	Six months ended		Three months ended
	6/30/2019	6/30/2018	6/30/2019	6/30/2018
Profit for the year	1,737,511	2,632,313	1,745,083	1,160,450

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	59	59	29	29
Actuarial (losses)/gains on defined benefit pension plan	93,894		93,894
	93,953	59	93,923	29

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(27,936)	11,996	(6,132)	(25,962)
Fair value through other comprehensive income		(1,559,680)
(Loss)/gain on the percentage change in investments	(1,995)	(105)	(1,995)	(105)
(Loss)/gain on cash flow hedge accounting	78,403	(1,351,935)	96,843	(1,333,289)
Realization on cash flow hedge accounting reclassified to income statements	446,659	13,732	262,442
(Loss)/gain on net investment hedge in foreign subsidiaries	6,595	(24,933)	415	(20,073)
(Loss)/gain on business combination		(651)		(651)
	501,726	(2,911,576)	351,573	(1,380,080)

	595,679	(2,911,517)	445,496	(1,380,051)

Total comprehensive income for the period	2,333,190	(279,204)	2,190,579	(219,601)

Attributable to:
Controlling shareholders	2,333,190	(279,204)	2,190,579	(219,601)
	2,333,190	(279,204)	2,190,579	(219,601)

30.            SUBSEQUENT EVENTS

•        Issuance of debt securities

In July 2019, the Company issued debt securities through its subsidiary CSN Resources S.A., in the amount of US $ 175 million, maturing in 2023 and with an interest rate of 7.625% per annum. The Notes are unconditionally and irrevocably guaranteed by the Company.

•        Iron ore advance sale agreement

On July 11, 2019, one of the Company's subsidiaries, CSN Mineração concluded negotiations for the amendment of the long-term iron ore supply agreement with the Swiss trading company Glencore International AG ("Glencore"). The transaction involves a cash advance to CSN Mineração S.A. of up to $ 250 million under a contract to supply approximately 10 million tons of iron ore, to be executed within five years. Disbursement by Glencore will occur when certain conditions precedent that are usual for this type of transaction occur.

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COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)    Purpose of Projection

CSN estimates an adjusted annualized EBTIDA close to R$8,5 billion for 2019.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times at the end of 2019.

CSN estimates iron ore sales volume to 40 million of tons (Mton) in 2019.

CSN estimates iron ore production volume at 33 million of tons (Mton) in 2019, 33 Mton in 2020, 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

b)    Period and validity term of the projection.

For the year 2019, is projected an EBITDA close to R$8.5 billion. In turn, the validity term of the presented projection ends with the results being disclosed for the fiscal year ended December 31, 2019, that will be available to the market within the period established by the local authority.

In December 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.0 times, that will be available to the market at the end of 2019 period.

The projected period of iron ore sales comprehends the 2019 year and the annual volume will be available to the market in the financial statements to be published.

CSN estimates annual volume of iron ore production from 2019 to 2023 and the annual volumes will be available to the market in the financial statements to be published in each of the years.

c)    Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Adjusted EBITDA

The assumptions used to project the adjusted EBITDA close to R$8.5 billion for 2019, we estimate in the year iron ore prices levels (Platts – 62% Fe) above those estimated in 2018, when the reference indices close in average of US$ 69,46/ton. We consider it more feasible to maintain price levels (Platts - 62%) above US$ 100 / ton in the second half, improving the EBITDA from this business unit. Regarding the steel industry, we consider increasing volumes and stable prices, but higher raw material prices than initially estimated.

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Leverage

The assumptions used for the leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times over 6 months based on an increase of the adjusted EBITDA, resulting in a higher generation of free cash flow and lower net debt, leading to a substantial reduction of the indicator.

Iron Ore Sales Volume

Iron ore sales volume in 2019 considers domestic and foreign sales, in line with the perspective of third-party production and purchase of ore.

Volume of Iron Ore Production

The volume of ore production considers our mining plan between 2019 and 2023, with an increase in pellet feed production, in line with the investment projects announced through Material Fact and Corporate Presentation with the market.

d) Values of the indicators that are subject of the forecast.

Net Revenue	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	18,000	22,230	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Reached	17,149	18,525	22,969	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	3%	3%	-	-	-	-	-	-
Adjusted EBITDA	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,000	5,574	n.a.	8,500	n.a.	n.a.	n.a.	n.a.
Reached	4,075	4,645	5,849	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	-	-7%	5%	-	-	-	-	-	-
Leverage	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	5,00x	n.a.	3,50x	3,00x	n.a.	n.a.	n.a.	n.a.
Reached	6,32x	5,66x	4,55x	3,65x	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	13%	n.a.	0,15x	n.a.	n.a.	n.a.	n.a.	n.a.
Volume of Iron Ore Production	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	28,500	n.a.	33,000	33,000	31,200	36,600	38,000
Reached	32,174	29,921	27,875	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	-2%	n.a	n.a.	n.a.	n.a.	n.a.	n.a.
Volume of Iron Ore Production	2016	2017	2018	1S19E	2019 E	2020 E	2021 E	2022 E	2023 E
Estimated	n.a.	n.a.	n.a.	n.a.	40.000	n.a.	n.a.	n.a.	n.a.
Reached	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Variation %	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
*E = estimated
**n.a. = not evaluated

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If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)      Inform which were being replaced by new projections and which were being repeated.

Estimates maintained:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.0 times at the end of 2019.

CSN estimates iron ore production volume at 31.2Mton in 2021, 36.6Mton in 2022 and 38Mton in 2023.

Estimates replaced:

We adjusted the annualized adjusted EBTIDA estimate from R$ 7.5 billion to R$ 8.5 billion in 2019, mainly due to the higher than expected iron ore price (Platts - 62%).

We adjusted the estimated iron ore production from 31.5 Mton to 33 Mton in 2019 and from 30.7 Mton to 33 Mton in 2020.

CSN adjusted its estimated iron ore sales volume from 38 to 40 million tons (Mton) in 2019, due to higher availability of third party iron ore for sale and good performance in own production.

b)  In relation to the projections for periods that have already occured, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

CSN estimated leverage as measured by net debt to adjusted EBITDA close to 3.5x at the end of the first half of 2019, when we reached 3.65x, materially within our initial estimates that were reached at the beginning of the third quarter. with the second prepayment of iron ore.

Net Revenue	2016	2017	2018	1S2019
Estimated	n.a.	18,000	22,230	n.a.
Reached	17,149	18,525	22,969	n.a.
Variation %	-	3%	3%	n.a.
Adjusted EBITDA	2016	2017	2018	1S2019
Estimated	n.a.	5,000	5,574	n.a.
Reached	4,075	4,645	5,849	n.a.
Variation %	-	-7%	5%	n.a.
Leverage	2016	2017	2018	1S2019
Estimated	n.a.	5,00x	n.a.	3,50x
Reached	6,32x	5,66x	4,55x	3,65x
Variation %	n.a.	13%	n.a.	0,15x
Volume of Iron Ore Production	2016	2017	2018	1S2019
Estimated	n.a.	n.a.	28,500	n.a.
Reached	32,174	29,921	27,875	n.a.
Variation %	n.a.	n.a.	-2%	n.a.
*E = estimated
**n.a. = not evaluated

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c)  In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Ongoing and valid estimates:

CSN estimates annualized adjusted EBTIDA close to R $ 8.5 billion for 2019. The estimate presented evolution as a result of the increase in iron ore and therefore better result of CSN Mineração.

CSN estimates iron ore sales volume at 40 million tons (Mton) by 2019. CSN estimates iron ore production volume at 33 million tons (Mton) by 2019, 33 Mton by 2020, 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023. The expected increase in production in 2019 and 2020 is due to adjustments in the mining plan.

Follow-up and changes to projections disclosed

The result of the second quarter of 2019 does not bring any material variation to the results projections previously presented, which can therefore be maintained.

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Report on review of the interim information (ITR)

To the Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2019, which comprises the balance sheet as of June 30, 2019 and the related statement of profit and loss and statement of comprehensive income (loss) for the three and six-month periods then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 9.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in note 9.c) to the interim financial information, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2019, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, July 30, 2019

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended June 30,2019.

São Paulo, July 30 th, 2019.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended June 30,2019.

São Paulo, July 30 th, 2019.

____________________________________________

Benjamin Steinbruch

CEO

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Luis Fernando Barbosa Martinez

Executive Officer

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David Moise Salama

Executive Officer

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Pedro Gutemberg Quariguasi Netto

Executive Officer

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Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.